FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 30, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item

1.	ABN AMRO reports first nine months 2006 results: Profit for the period up 8.7% compared with first nine months of 2005 and announcement of measures to improve operating performance from 2007, 30 October 2006

2.	CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

2

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: October 30, 2006	By:	/s/ R. Teerlink

		Name:	R. Teerlink

		Title:	Member of the Managing Board

	By:	/s/ R.P.B. Bruens

		Name:	R.P.B. Bruens

		Title:	Head of Investor Relations

ITEM 1

Further information can be obtained from: Press Relations: +31 20 628 8900 Investor Relations: +31 20 628 7835 This press release is also available on the internet: www.abnamro.com

Amsterdam, 30 October 2006

ABN AMRO reports first nine months 2006 results:
Profit for the period up 8.7% compared with first nine months of 2005 and announcement of measures to improve operating performance from 2007

•	Operating result up 19.1% in first nine months at EUR 5,478 mln
	o	Operating result increase due to consolidation of Banca Antonveneta and growth engines BUs Latin America and Asia as well as the BUs Private Equity and Netherlands, also underpinned by an improved performance in BU Global Markets
•	Loan impairments up EUR 1 bln in first nine months at EUR 1,364 mln
	o	Strong growth in consumer loans, especially in BUs Latin America and Asia
	o	Higher delinquencies in consumer loans in Brazil and credit cards in Taiwan
•	Operating result up 10.2% in the third quarter compared with the second quarter
	o	Sale of Futures (EUR 229 mln gross, EUR 190 mln net gain) benefits operating income (+3%)
	o	BU Europe excluding Banca Antonveneta reports a EUR 47 mln profit for the period
	o	The efficiency ratio in the fourth quarter is expected to improve on the back of additional measures taken and the expected Services savings
•	Measures to improve operating performance as from 2007 will be accelerated by:
	o	Executing our growth plans for BUs Latin America, Asia and Banca Antonveneta
	o	Improving efficiency in BUs North America, Netherlands and Europe, underpinned by the delivery of the planned EUR 300 mln of savings under the Services programme in 2007
	o	Exiting underperforming commercial clients leading to a reduction of at least EUR 10 bln in RWA allocated to the Commercial Client Segment
	o	Accelerating the improvement in the efficiency ratio of the BU Global Markets to 75% in 2007 and improving the return on capital in BU Global Clients to 20% in 2007
	o	Creating more focus in and simplifying of the organisation as well as improving operational efficiency in Group Functions by focusing on efficiency and productivity, which will affect more than 500 FTEs in head office, predominantly in Risk and corporate IT projects through a combination of outsourcing, offshoring and redundancies

Chairman’s statement
“The first nine months of 2006 have been very much a period of transition as we have focused on implementing and extracting the benefits of the new Group structure. Although our earnings are higher than the same period last year, it is imperative that we accelerate the improvement of our performance in order to deliver on our TRS goal by the end of 2008. The improvement of our performance will be achieved through a combination of the planned growth and efficiency measures in our regional client businesses and the acceleration of our existing action plans.”

(in millions of euros)	year to date			quarterly

	2006	2005	% change	% change[2]	Q3 2006	Q2 2006	% change	% change[2]	Q3 2005	% change	% change[2]

Total operating income	17,502	14,589	20.0	18.1	6,018	5,841	3.0	3.5	5,308	13.4	14.3
Total operating expenses	12,024	9,990	20.4	18.6	4,062	4,066	(0.1)	(0.3)	3,488	16.5	17.5
Operating result	5,478	4,599	19.1	17.2	1,956	1,775	10.2	12.1	1,820	7.5	8.1
Loan impairment	1,364	361	277.8	263.7	603	430	40.2	39.9	200	201.5	202.9
Operating profit before tax	4,114	4,238	(2.9)	(3.8)	1,353	1,345	0.6	3.2	1,620	(16.5)	(15.9)
Profit for the period	3,394	3,122	8.7	7.7	1,142	1,214	(5.9)	(4.3)	1,208	(5.5)	(6.1)
Net profit attributable to shareholders	3,356	3,086	8.7	7.8	1,137	1,216	(6.5)	(4.9)	1,204	(5.6)	(6.3)
Earnings per share (euros)	1.78	1.73	2.9		0.60	0.65	(7.7)		0.65	(7.7)

Efficiency ratio	68.7%	68.5%			67.5%	69.6%			65.7%

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2) % change at constant foreign exchange rates (see annex 2)

Contents:
First nine months 2006 overview	page 3

Focus on growth, efficiency and acceleration	page 9

First nine months 2006 analysis	page 11

Annex 1: Cautionary statement regarding forward-looking statements

Annex 2: Use of non-GAAP financial measures

Annex 3: Interim Financial Report

Annex 4: Auditors’ report on review of interim financial information

First nine months 2006 overview

Operating income

The Group’s operating income increased by 20.0% on the back of increases across nearly all Business Units (BUs), as well as the EUR 208 mln gain on the sale of K&H Bank, booked in the second quarter, and a EUR 229 mln gross gain (EUR 190 mln net) on the sale of the futures business, booked in the third quarter. Banca Antonveneta contributed EUR 1,488 mln in revenues. This figure includes the negative effect of EUR 67 mln due to the impact of purchase accounting. It should be noted that in the first nine months of last year, the Group’s results benefited from gains on the sale of the Bishopsgate office in London; Nachenius Tjeenk & Co; as well as Real Seguros. Excluding the impact of the consolidation of Banca Antonveneta and the gains on the sales in 2005 and 2006 as mentioned above, operating income increased by 9.7% (+7.8% at constant exchange rates). The Group’s main growth engines, BUs Latin America and Asia, as well as the BUs Europe and North America were the most important drivers behind this increase, underpinned by a strong performance in the BU Global Markets. This broad-based regional client revenue growth is the result of a consistent focus on our strong local relationships across the various regions, in combination with our ability to offer a wide and competitive product suite to our mid-market clients.

Operating expenses

Operating expenses rose by 20.4% due to the consolidation of Banca Antonveneta, which added EUR 956 mln in expenses (including EUR 133 mln in amortisation costs of intangible assets under IFRS purchase accounting). Excluding the consolidation impact of Banca Antonveneta and the Services restructuring charge of EUR 84 mln (net of releases), operating expenses were up by 9.9% (+8.1% at constant exchange rates).

Operating result

The 19.1% improvement in the operating result was due to an improved performance across nearly all the regional Client BUs, driven by solid organic revenue growth. The efficiency ratio was almost unchanged at 68.7%. Excluding the consolidation impact of Banca Antonveneta, the gains on disposals in 2005 and 2006 as mentioned above, as well as the Services restructuring charge, the operating result was up 9.0%, and the efficiency ratio was unchanged at 70.4%.

Loan impairments

Provisions totalled EUR 1,364 mln, of which EUR 893 mln were in the consumer portfolio and EUR 471 mln in the commercial portfolio. The substantially higher level of provisioning was due to increases in the consumer loan portfolios in the BUs Latin America and Asia, increased delinquencies in Brazil and Taiwan, as well as the inclusion of Banca Antonveneta. In the third quarter, a EUR 72 mln (EUR 51 mln net) provision was booked in Group Functions for an exposure in the Futures business. The Futures business has now been sold to UBS.

Profit for the period

The Group’s profit for the period benefited from a lower effective tax rate, which partly offset the strong increase in provisions, and increased to EUR 3,394 mln, up 8.7% compared with the first nine months of 2005. Excluding the consolidation of Banca Antonveneta, the gains on disposals in 2005 and 2006 as mentioned above, the restructuring charge and the futures provisioning, the increase was 8.4%.

Risk-weighted assets	Risk-weighted assets went up by EUR 44.4 bln to EUR 302.3 bln, mainly due to the consolidation of Banca Antonveneta.

BU performance
(9 months-on-9 months)

BU Netherlands (excluding
Bouwfonds non-mortgage)

Total operating income of the BU Netherlands (BU NL) declined by 1.6% to EUR 3,441 mln, due to the absence of mortgage prepayment penalties in the 2006 results as these penalties were fully neutralised. In 2005, EUR 156 mln of net prepayment penalties were booked in the P&L of the BU NL. Excluding the EUR 156 mln prepayment penalty effect, revenues were up 3.0%. The BU NL grew its consumer and commercial clients business, as loans and savings volumes continued to increase on the back of improved client satisfaction levels. Total operating expenses decreased by 5.8% to EUR 2,318 mln, as a result of continuing strong cost control. Provisioning increased by EUR 37 mln to EUR 245 mln, mainly due to higher provisioning for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. Profit for the period increased by 9.2% to EUR 631 mln. Excluding the mortgage prepayment penalty effect and the Services restructuring charge of EUR 29 mln booked in the second quarter of 2006, the profit for the period rose 54.3% to EUR 652 mln.

BU Europe (excluding
Banca Antonveneta)

The BU Europe’s total operating income increased by 28.7% on the back of higher Global Markets revenues. Operating expenses increased by 20.0% due to investments in new products and costs for compliance, Sarbanes-Oxley and Basel II. Including a EUR 2 mln release in provisions, the result for the period improved EUR 21 mln to a loss of EUR 61 mln. Excluding the Services restructuring charge booked in 2006 and the gain on the sale of Bishopsgate in 2005, the result for the period improved to a loss of EUR 36 mln.

Banca Antonveneta

In the first nine months of 2006, Banca Antonveneta, excluding the purchase accounting impact, had revenues of EUR 1,555 mln, an operating result of EUR 732 mln and a profit for the period of EUR 257 mln. The profit for the period was impacted by EUR 223 mln of provisions. (As we only took control on 2 January 2006, no comparison is made between the first nine months of 2006 and the first nine months of 2005). We expect the profit for the full year to be approximately EUR 400 mln.

BU North America (at
constant FX rates)

Total operating income increased by 7.5% on the back of an improved contribution from all business lines. Commercial banking revenues increased 15.0% driven by loan growth, improved deposit spreads, as well as higher non-interest income, including from the improved cross-sell of BU Global Markets products. The operating income of the retail banking business increased by 2.9% on the back of higher commission income and modest growth in net interest income. Revenues from mortgage banking increased by 4.9% to USD 297 mln and the profit contribution from mortgage banking improved three quarters in a row due to strict expense control. Total operating expenses in the BU North America increased by 12.9% mainly due to higher costs related to investments in Group Services IT action tracks, increased consulting and audit expenses related to compliance initiatives as well as higher bonus accruals. Consequently, the operating result declined by 2.1% and the efficiency ratio increased by 3.5 percentage points to 67.6%. Provisioning increased by EUR 100 mln from a net release of EUR 71 mln to a charge of EUR 29 mln, or 5 basis points of average RWA, mainly as a result of lower recoveries and releases. The profit for the period increased by 5.9% to EUR 849 mln.

BU Latin America (at
constant FX rates)

Total operating income of the BU Latin America increased by 11.4%, mainly driven by continued strong growth in the retail and consumer finance loan portfolios in Brazil. Excluding the gain on the disposal of Real Seguros in the third quarter of 2005, operating income increased by 24.3%. The contribution from Brazil to total operating income of the BU Latin America was 95%. The operating income of the Brazilian retail banking activities grew by 20%, fuelled by a 31.7% increase in the retail loan portfolio. For the consumer finance activities, operating income was up by 34.8% as new loan production grew by 25%. Total operating expenses increased by 16.8%, mainly reflecting higher expenses related to Group Services IT outsourcing projects, the impact of the collective labour agreement that came into effect in September 2005, and the restructuring charge of EUR 12 mln for the new Services initiative announced in April. The operating result increased by 37.7% and the efficiency ratio improved by 4.5 percentage points to 59.4%, excluding the gain on Real Seguros. Provisions increased to 396 basis points of average risk-weighted assets (RWA), reflecting an increase in delinquencies in lending to households and individuals in the retail and the consumer finance portfolios in Brazil. Although delinquencies in this segment have increased, they continue to be below market average. This increase in provisions should be viewed against a background of continued high net credit result in this segment. As forecasted with the half year results, provisions relative to average RWA trended lower in the third quarter of 2006, compared with the second quarter level of 447 basis points (bps) of average RWA, and now stands at 379 bps. The effective tax rate declined by 18.4 percentage points to 17.4% as a result of a local tax credit. Profit for the period increased by 49.5% to EUR 461 mln, excluding the gain on the sale of Real Seguros.

BU Asia

Total operating income increased by 18.9% to EUR 1,081 mln, mainly due to strong client growth in consumer banking and higher client-related trading income in commercial banking. Growth in the consumer banking business was driven by the credit card business and the Van Gogh Preferred Banking (VGPB) activities. Total operating expenses increased by 22.0% to EUR 799 mln, which is mainly a reflection of continued investments in the expansion of the branch network in support of our VGPB growth ambitions, and the continued growth in the consumer credit cards business. Provisioning increased by EUR 131 mln to EUR 140 mln, mainly reflecting higher provisioning for the credit card receivables in Taiwan, as the banking industry in Taiwan has been significantly impacted by the increase in credit card defaults. The profit for the period decreased by EUR 96 mln to EUR 80 mln.

BU Global Clients

Total operating income increased by 6.5% to EUR 1,706 mln mainly due to growth in the Financial Institutions and Public Sector (FIPS), Global Industries and Energy and Resources sectors. From a product perspective, operating income growth was predominantly driven by Fixed Income Capital Markets (FICM), Mergers & Acquisitions (M&A), and Structured Lending. Total operating expenses increased by 12.5%. This increase was mainly due to an increase in allocated product costs as a result of higher revenues as well as costs for compliance, Sarbanes-Oxley and Basel II. The operating result decreased by 21.6%. Excluding the Korean Exchange Bank (KEB) fair-market value adjustment and the restructuring charge in the second quarter, the operating result increased by 2.7% on the back of higher revenues. Loan impairments showed a release of EUR 24 mln due to a release in the Incurred But Not Identified (IBNI) provision. Profit for the period decreased by 7.0% to EUR 251 mln. Excluding the KEB fair-market value adjustment and the restructuring charge, profit for the period increased by 17.7%.

BU Private Clients

Total operating income increased by 7.1% to EUR 1,024 mln, primarily due to a continued strong performance in the Netherlands and a significantly improved performance in France. Total operating expenses increased by 7.3% to EUR 736 mln, due to higher VAT in France on the back of a change in legislation, higher expenses in Asia and Latin America to fund future growth, and higher compliance costs. In addition, there were higher expenses related to the merger of Banque Neuflize and Banque OBC in France. The operating result increased by 6.7% to EUR 288 mln and the efficiency ratio remained stable at 71.9%. Provisions increased by EUR 26 mln to EUR 41 mln, mainly in the Diamonds business. Profit for the period decreased by 13.3% to EUR 169 mln mainly due to higher provisions.

BU Asset Management

Total operating income went up by 9.0% to EUR 572 mln, mainly due to increased commission income related to higher fee levels on existing products and a further shift in the asset mix towards more profitable products. The profit for the period increased with 10.4% to EUR 148 mln.

BU Private Equity

Total operating income increased by 43.0% to EUR 386 mln mainly resulting from substantially higher realised results from divested investments. Total operating expenses were 26.7% lower at EUR 66 mln. Provisions increased by EUR 4 mln to EUR 21 mln. Profit for the period increased with EUR 140 mln to EUR 322 mln.

For a more detailed analysis of the Group’s results and individual BU results, refer to pages 11 to 42 of this press release.

Consumer Segment

The Consumer Client Segment management agenda that was outlined earlier this year has a primary focus on delivering growth for the consumer business. Realising that consumer banking is a multi-local business, the Consumer Client Segment aims to leverage the benefits of being one bank by replicating success, driving synergies, and identifying global consumer initiatives. The ambition for growth is the guiding principle that underlies all new initiatives. The continued roll-out of the Preferred Banking offering in several markets is one example of our ability to export successful concepts, skills and best practices across markets. The implementation of a more consistent approach to our successful Van Gogh Preferred Banking formula has recently started. Aligning external expressions and branding in our fast-growing Asian and Latin American markets ensures further growth, more consistency and contributes to our Group’s ‘One Bank’ vision. In Italy, Banca Antonveneta has started the first phase of implementing Preferred Banking, which will lead to service improvement for our clients before the end of the year. Much attention in Italy also goes to replicating successful processes like risk management and transaction banking, leveraging our global capabilities. Five pilot branches have opened their doors, all equipped with a Preferred Banking lounge to meet the needs of our Italian Preferred Banking clients. Several more branches will be opened in the first quarter of 2007. ABN AMRO’s Young Professionals concept will be extended from the Netherlands to selected markets in Asia and Latin America. The adaptation of winning marketing formulas across the ABN AMRO Group is a cornerstone of the bank’s drive to maximise the Group’s potential.

Commercial Segment

The core focus of our strategy remains the effective leverage of the combination of our global product capabilities and the core countries in our international network. We continue to concentrate on gaining a greater insight into the needs of our chosen clients and developing products and solutions that can meet these needs in an efficient manner. Our initiative to increase cross-border business by servicing the needs of our clients in multiple locations is starting to bear fruit and we are already seeing positive results from the first phases of this between North America and Europe. The Network Desk is fully established in Italy and is working with the bankers in Banca Antonveneta to capture a greater share of both Inbound and Outbound opportunities with Italian clients. There are multiple initiatives within Global Markets to specifically target product development around our ‘sweet spot’ clients and the progressive roll-out of the Regional Treasury Desk concept into new locations provides a sales/distribution platform tailored around the basic Treasury product needs of this client base. This is now firmly established in our North American business and is currently being embedded within the organisation in Italy and India. These initiatives are closely linked to our strategy to penetrate the SME markets in selected locations. Other growth plans include the domestic and cross-border Supply Chain business where we are concentrating on leveraging our existing Trade Finance product capabilities and efficient delivery platform in our Transaction

Banking area to provide innovative solutions to both buyer and seller in order to manage the end-to-end working capital cycle. We also have an increasing focus on the Financial Institutions (FI) sector on a global basis and will continue to take the necessary steps to ensure that product innovations in both Global Markets and Transaction Banking are leveraged and targeted into selected sub-segments of this business. Finally we continue to critically review the capital tied up within the Commercial Client Segment to ensure that through a combination of disciplined origination and portfolio optimisation we ensure that the Segment makes a positive and sustainable contribution to the return on equity (ROE) target of the organisation.

Six priorities for 2006	As stated in December last year, we have set six priorities for 2006 and we will remain fully focused on these:

•	Drive organic growth from the new Group structure
•	Realise cost synergies from Services and other initiatives
•	Further improve the returns from our former wholesale banking activities
•	Realise the synergies from the integration of Banca Antonveneta
•	Strict capital discipline
•	Implement best-in-class compliance standards in all the jurisdictions in which we operate

The new structure is well established and aligned with our mid-market strategy and we are seeing initial benefits across the Group. We have been able to generate more business for the Group by ensuring we work together across our Business Units and by opening up our Global Markets product capabilities to all our consumer and commercial clients. We have also begun testing our successful Preferred Banking concept in Italy and North America after roll-outs over the last years in Asia, Latin America and the Netherlands.

In addition to the EUR 134 mln of cost synergies delivered by the Services initiative in 2005, we expect to generate an additional EUR 166 mln of cost synergies in 2006, which will bring the total to EUR 300 mln in 2006. A restructuring charge of EUR 84 mln net of releases was taken in the second quarter, for initiatives that will lead to additional savings of EUR 150 mln by 2008. The overall savings target amounts to EUR 900 mln in 2008, which, although not visible in the cost line in absolute terms, should lead to a significant improvement in the efficiency ratio for the Group.

In our former wholesale banking activities, we have seen a significant improvement in the performance of Global Markets due to the revenue increase across all product groups, with the exception of proprietary trading, driven by a combination of greater penetration of the target client segments and broadly favourable market conditions. In addition, the attention of all regional BUs remains focused on addressing the relatively high efficiency ratio of the former Wholesale Clients Strategic Business Unit (WCS) commercial clients businesses. These efforts are aimed at building on cross-selling opportunities, while eliminating redundancies in client coverage and processes where necessary. The BU Global Clients managed to keep its performance at the same level as 2005 while they also contributed to a significant increase in Mergers & Acquisitions (M&A) and Equity Capital Markets (ECM) revenues in the regions.

Banca Antonveneta was fully consolidated into the Group in the first nine months of 2006. Integration is underway and we are on track to deliver our forecast savings of EUR 160 mln in 2007. The management structure of Banca Antonveneta has been aligned with that of ABN AMRO, with executives responsible for the Consumer and Commercial Segments as well as businesses such as Private Banking. We have started implementing initiatives to improve services, such as Preferred Banking. We are also looking to expand and improve our offering for Private Banking customers and we are actively working on ensuring our Italian customers have access to the Group’s international network. On 6 November, we will unveil our new branding for Banca Antonveneta. As with all our previous acquisitions, we will ensure that we maintain the local character of the bank while offering the benefits of being part of the ABN AMRO Group. We will hold an investor day largely focused on Banca Antonveneta on 11 December 2006.

We remain committed to optimising the use of our capital. Our focus on capital discipline in the first half resulted in the repurchase of shares worth EUR 600 mln. We have also disposed of non-core assets, such as our stake in K&H Bank in Hungary, and our Futures business. After the end of the second quarter we also announced our intention to sell the property and asset management activities of Bouwfonds to Rabobank, and to sell Bouwfonds Property Finance to SNS Reaal. The successful execution of the management priorities so far, has generated a capital surplus which enabled us to announce a new share buy-back programme of EUR 750 mln with the second quarter results. The additional share buy-back programme will be completed by 31 December 2006. As indicated previously, we will also neutralise the 2006 interim stock dividend. We are confident that we will achieve a core tier 1 ratio of 6% and a tier 1 ratio of 8% by the end of 2006.

ABN AMRO continues to strive for implementing world class compliance standards. By doing so we aim to set the highest standards in the financial services industry. Activities and deliverables around the Cease and Desist Order – by which ABN AMRO must take all relevant measures to improve oversight and compliance in the US branches and offices governed by US law – remain a top priority for the bank. The Client Acceptance and Anti-Money Laundering (CAAML) Policy remains an important area of focus in the bank. This Policy describes the philosophy and approach to ‘Know Your Client’ (KYC) controls, in order to actively combat money laundering and terrorist financing. The bank has successfully conducted a risk re-assessment of all its existing clients, coordinated by the Group Due Diligence Management in cooperation with each country organisation. ABN AMRO wants to be a leading practitioner in CAAML compliance. With our transaction monitoring system, enabling the bank to monitor transactions in compliance with anti-money laundering legislation in over 50 countries, ABN AMRO has created a strong position to combat money laundering and terrorist financing in an advanced way.

Continued focus is on the so-called ‘Mindset’ programme, increasing awareness and building on the global compliance mindset throughout the bank. Senior management’s continued involvement in setting the right tone from the top by communicating the importance of compliance to all staff is paying off: both the business and Compliance show that compliance awareness has clearly improved. The global implementation of Compliance Risk Management (Compliance Risk Assessment & Monitoring) is an ambitious and challenging undertaking within the bank. All jurisdictions are facing heightened levels of compliance risk as the regulatory framework is growing in terms of obligations and complexity. Compliance Risk Management will assist the business in identifying, assessing and managing their compliance risks proactively.

2005 – 2008 targets

ABN AMRO’s performance against its targets shows:

• A return on equity (ROE) for the first nine months of 2006 of 19.8% compared with the target of an average ROE for the period 2005 – 2008 of at least 20%. The average ROE for full year 2005 was 23.7%. The decline is due to the consolidation of Banca Antonveneta in the first nine months of 2006. We remain committed to reaching our average ROE target by the end of 2008.

• A number 14 TRS (total return to shareholders) position in our self-chosen peer group of 21 banks in the cycle 2005-2008. It is our goal to be in the top five by 31 December 2008.

Focus on growth, efficiency and acceleration

Our strategy of serving mid-market consumer and commercial clients is the right path for the Group. However, we must work more efficiently and harder to maximise the Group’s potential if we are to achieve our TRS goal in 2008.

Therefore, we focus on increasing our revenues in our growth markets as well as improving our efficiency in our more mature markets. In addition, we are accelerating our existing action plan. The focus on growth, efficiency and acceleration consists of:

o	Executing our growth plans for BU Latin America, BU Asia and Banca Antonveneta
o	Improving efficiency in BUs North America, Netherlands and Europe, underpinned by the delivery of the planned additional EUR 300 mln of savings under the Services programme in 2007
o	Exiting underperforming commercial clients leading to a reduction of at least EUR 10 bln in RWA allocated to the Commercial Client Segment
o	Accelerating the improvement in the efficiency ratio of the BU Global Markets to 75% in 2007
o	Improving the return on capital in the BU Global Clients to 20% in 2007
o	Improving operational efficiency in Group Functions by focusing on efficiency and productivity, which will affect more than 500 full-time equivalents (FTEs) in head office, predominantly in Risk and corporate IT projects through a combination of outsourcing, offshoring and redundancies
o	Creating more focus in and simplifying of the organisation

Growth:

Execute our growth plans for BU Latin America, BU Asia and Banca Antonveneta. Given our market positions in Brazil and Asia, and the investments in growth over the past years, we are well positioned to continue to grow at attractive rates in these markets. In Italy we will be able to benefit from the combination of the revenue growth opportunities that the Italian market offers through our new products and service concepts, as well as from the EUR 160 mln of cost savings that we will have achieved by the end of 2007.

Efficiency:

Improving efficiency in the BUs North America, Netherlands and Europe.

While we aim to continue to grow our revenues in the BU North America, we will embark on a number of projects to improve the efficiency of our operations.

The BU Netherlands has plans to invest further in improving the service levels to its mid-market clients as 2006 has proven that improved client satisfaction leads to higher revenues. Our strategy to increase the added value of our services to our clients will incorporate some investments. The Consumer Client Segment has plans to further improve the quality and functionality of our direct channels. In the Commercial Client Segment we strive to increase added value for our target clients by reducing the client load per account manager and by better leveraging our sector-specific knowledge. The expense growth related to the execution of these improvements will be offset by the additional benefits from the Services initiatives, leading to an overall limited cost growth for the BU NL in 2007.

One of the key elements of the focus on efficiency will be turning the BU Europe to profitability in 2007 and meeting the Group’s return targets over time. With the half year results we had already outlined how to turn this BU to profitability for example by addressing the cost of the infrastructure and improving productivity in Western Europe. In addition, the BU Europe will benefit from the Services savings as well as from the improvement in the efficiency ratio of Global Markets and Transaction Banking. The acceleration of the existing action plan mentioned below will also support further improvement in the BU Europe’s profitability.

These three Business Units will benefit from the Group Services savings initiative, which will deliver the planned additional EUR 300 mln of net savings in 2007.

Acceleration of our existing action plan:

Capital allocated to the Commercial Client Segment. We will focus on those countries and products where we believe we have or can build a sustainable position in the context of the Group strategy. We will exit underperforming commercial clients, which are predominantly sitting outside our home markets, and this will lead to a reduction in RWA allocated to the Commercial Client Segment of at least EUR 10 bln.

In BU Global Markets, we will accelerate the improvement in the efficiency ratio so far achieved in 2006, by focusing on continued revenue growth through deeper penetration of regional clients in selected markets and increased focus on the Financial Institutions (mainly banks and insurance companies) client group. In addition, we will be more selective about what products and services we offer and where, and discontinue marginal operations, which will improve the efficiency of our product delivery. This will lead to an efficiency ratio of 75% over 2007. This new target includes the results from the regional treasury activities that were already managed by the BU Global Markets, but not reported in BU Global Markets until this quarter.

In BU Global Clients, our focus will be on increasing the return on capital to 20% in 2007 and beyond, as well as improving the efficiency ratio. We will do this by creating more focus in the business by concentrating on sectors with a low capital intensity, like Financial Institutions, as well as increasing the delivery of industry expertise to our regional clients, which should result in a further increase in Mergers & Acquisitions and Equity Capital Markets revenues from these clients, as well as increased revenues from other products. We will also improve the efficiency of the products delivered to our global clients by the BU Global Markets and Transaction Banking units. The increased focus on Financial Institutions and the reduced emphasis on certain corporate clients will result in a net reallocation of RWA from Global Clients. The RWA limit will stay in place (i.e. less than 10% of overall group RWA), but we will manage this business on a ‘return on assigned risk capital’ basis going forward.

In Group Functions, based on a Group-wide benchmarking of the functions, we believe there is a significant opportunity to improve productivity and cost efficiency, while continuing to ensure an effective control framework at all times. This will affect more than 500 FTEs in head office, predominantly in Risk and corporate IT projects through the accelerated implementation of the IT operating model for Group Functions. The FTE reduction will be achieved through a combination of outsourcing, offshoring and redundancies.

In terms of focus and simplification, we have announced a number of disposals of non-core assets in 2006. This reflects the thorough review of all our businesses that we undertook, especially the various businesses in the BUs. This will lead to the disposal of a number of non-core businesses within the BUs, to be announced in due course. In terms of potential excess capital, we will assess our capital situation versus our growth plans, organically and inorganically, regularly going forward, to determine our capital needs for investments. Any capital over and above this level will be returned to shareholders. We will elaborate on this during the investor day on 11 December.

First nine months 2006 analysis

ABN AMRO Group

(in millions of euros)	year to date			quarterly

	2006	2005	% change	% change [2]	Q3 2006	Q2 2006	% change	% change [2]	Q3 2005	% change	% change [2]

Net interest income	8,401	6,986	20.3	17.7	2,732	2,819	(3.1)	(3.3)	2,486	9.9	11.0
Net commissions	4,530	3,464	30.8	29.6	1,582	1,485	6.5	6.4	1,271	24.5	26.2
Net trading income	2,196	1,729	27.0	26.6	683	669	2.1	1.7	542	26.0	26.4
Results from fin. transactions	749	995	(24.7)	(27.3)	364	302	20.5	32.2	360	1.1	(1.2)
Results from equity holdings	173	229	(24.5)	(27.9)	46	76	(39.5)	(39.6)	68	(32.4)	(32.5)
Other operating income	1,453	1,186	22.5	22.0	611	490	24.7	24.7	581	5.2	6.3

Total operating income	17,502	14,589	20.0	18.1	6,018	5,841	3.0	3.5	5,308	13.4	14.3
Total operating expenses	12,024	9,990	20.4	18.6	4,062	4,066	(0.1)	(0.3)	3,488	16.5	17.5

Operating result	5,478	4,599	19.1	17.2	1,956	1,775	10.2	12.1	1,820	7.5	8.1
Loan impairment	1,364	361	277.8	263.7	603	430	40.2	39.9	200	201.5	202.9

Operating profit before tax	4,114	4,238	(2.9)	(3.8)	1,353	1,345	0.6	3.2	1,620	(16.5)	(15.9)
Income tax expense	720	1,116	(35.5)	(36.1)	211	131	61.1	72.7	412	(48.8)	(44.5)

Profit for the period	3,394	3,122	8.7	7.7	1,142	1,214	(5.9)	(4.3)	1,208	(5.5)	(6.1)

Net profit attributable to shareholders	3,356	3,086	8.7	7.8	1,137	1,216	(6.5)	(4.9)	1,204	(5.6)	(6.3)
Earnings per share (euros)	1.78	1.73	2.9		0.60	0.65	(7.7)		0.65	(7.7)
Efficiency ratio	68.7%	68.5%			67.5%	69.6%			65.7%

1)	all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2)	% change at constant foreign exchange rates (see annex 2)

	30 Sep 06	31 Dec 05	% change	30 Jun 06	% change

Staff (fte)	111,176	96,835	14.8	109,835	1.2
(in billions of euros)
Total assets	999.0	880.8	13.4	986.0	1.3
Group capital	46.2	43.2	6.9	44.6	3.6
Risk-weighted assets	302.3	257.9	17.2	300.2	0.7

Core tier 1 ratio	5.87%	8.47%		5.99%
BIS tier 1 ratio	8.04%	10.62%		8.16%
BIS capital ratio	10.85%	13.14%		10.76%

Figures are excluding consolidation effect of controlled non-financial investments, also referred to as private equity investments

All figures are stated excluding the consolidation effect of controlled non-financial investments. The consolidation effect is the impact per line item of these investments, which are consolidated under IFRS. We believe that combining the temporary holdings in private equity investments active in different types of business other than our financial business, does not provide a meaningful basis for discussion of our financial condition and results of operation. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures. We have presented in Annex 2, and investors are encouraged to review, reconciliations of the figures excluding the consolidation of private equity investments and including the consolidation effects of our controlled private equity holdings.

Figures at constant foreign exchange rates

In addition to the actual growth measures, we have explained variances in terms of ‘constant foreign exchange rates’ or ’local currency’. These variances exclude the effect of currency translation difference. We refer to Annex 2 for a further discussion of the use of these non-GAAP financial measures.

Comparative figures

The comparative figures for 2005 on the basis of our new organisation structure were presented in our press release of 7 April 2006. Some of the figures presented in this press release do not exactly match those in the press release of 7 April 2006 due to rounding differences.

Revised interim financial statements

This press release includes a set of interim financial statements as required under IFRS. These statements have been included as Annex 3 to this press release and include a consolidated income statement, consolidated balance sheet, a consolidated statement of changes in equity and a consolidated cash flow statement as well as the relevant accompanying notes to these statements.

Financial summary

First nine months 2006 compared with first nine months 2005

The former WCS organisation has been unbundled under the new reporting structure into the regional BUs and the BU Global Clients. The former WCS organisation reported on a global basis rather than the current regional BU basis. As a result, the reconstruction of the 2005 financial information was made on the basis of agreed upon attribution methods and allocation keys for operating income and operating expenses. It should be noted that there is volatility in the 2005 quarterly operating income line items. For local reporting, parts of former WCS operating income were transferred between the local entities of former WCS in subsequent quarters. As a result, the comparability of the quarterly profit and loss statement lines throughout 2005 and that of the first nine months of 2006 with the first nine months of 2005 is hampered. We have therefore refrained from comparing and analysing the various profit and loss statement lines at Group level as well as in the individual BUs in the nine months comparison.

Operating income:

The Group’s operating income increased by 20.0% on the back of increases across nearly all BUs, as well as a EUR 208 mln gain on the sale of our 40% stake in Hungary’s Kereskedelmi és Hitelbank (K&H Bank) and the EUR 229 mln gross gain (EUR 190 mln net) on the sale of the Futures business. Banca Antonveneta contributed EUR 1,488 mln in revenues. This figure includes the negative impact of EUR 67 mln due to the amortisation of the fair-value adjustments of principally financial assets and liabilities under IFRS purchase accounting. It should be noted that in the first nine months of last year, the Group results benefited from gains on the sale of the Bishopsgate office in London; Nachenius Tjeenk & Co; as well as Real Seguros. Excluding the impact of the consolidation of Banca Antonveneta and the gains on the sales in 2005 and 2006 as mentioned above, operating income increased by 9.7% (+7.8% at constant exchange rates). The Group’s main growth engines, the BU Latin America (BU LA) and BU Asia, as well as the BU Europe and the BU North America, were the most important drivers behind this increase. Revenues in the BU Latin America increased by EUR 559 mln due to continued growth in the retail and consumer finance loan portfolios. The BU Asia grew revenues by EUR 172 mln as its Preferred Banking activities and credit card business continued to expand, especially in India and Greater China. Revenues in BU Europe increased by EUR 232 mln as a result of higher Global Markets revenues. The EUR 209 mln increase in the BU North America was driven by higher commercial banking, retail banking and mortgage banking revenues. This broad-based regional client revenue growth is the result of a strong focus on our local relationships across the various regions, in combination with our ability to offer a wide and competitive product suite to our mid-market clients.

Operating expenses:

Operating expenses rose by 20.4% due to the consolidation of Banca Antonveneta, which added EUR 956 mln in expenses (including EUR 133 mln amortisation costs of intangible assets under IFRS purchase accounting). Excluding the consolidation impact of Banca Antonveneta and the Services restructuring charge of EUR 84 mln, net of releases, operating expenses were up by 9.9% (+8.1% at constant exchange rates). Cost increases in growth markets Latin America and Asia included branch openings and marketing campaigns. Expenses in the BU Latin America were also impacted by a stronger Brazilian real and the collective labour agreement that came into effect in September 2005. The BU Netherlands, excluding Bouwfonds non- mortgage, continued to reap the benefits of strict cost control measures, resulting in a reduction of EUR 144 mln in expenses, mainly due to lower staff costs achieved through IT offshoring and outsourcing initiatives.

Operating result:

The 19.1% improvement in the operating result was due to a good performance across nearly all the regional Client BUs, driven by solid organic revenue growth. The efficiency ratio was almost unchanged at 68.7%. Excluding the consolidation impact of Banca Antonveneta, the gains on disposals in 2005 and 2006 as mentioned above, as well as the restructuring charge, the operating result increased by 9.0%, and the efficiency ratio was unchanged at 70.4%.

Loan impairments:

Total Group provisions were EUR 1,364 mln, of which EUR 893 mln were for the consumer portfolio and EUR 471 mln for the commercial portfolio. The provisioning level was substantially higher as provisioning for consumer loan portfolios in the BUs Latin America and Asia went up and as the consolidation of Banca Antonveneta added EUR 269 mln in provisions. The increase in provisions in the BU Latin America was mainly due to the increase in absolute consumer loan volumes and also as a result of increased delinquencies. Provisions in the BU Asia increased, mainly reflecting higher provisioning for the credit card receivables in Taiwan as the banking industry in Taiwan has been significantly impacted by the increase in credit card defaults. In the third quarter, a EUR 72 mln (EUR 51 mln net) provision was booked for an exposure in the futures business which now has been sold. As forecasted with the half year results, the level of provisioning in the BU Latin America, expressed as a percentage of average risk-weighted assets, trended lower in the third quarter and provisions in Taiwan remained at the same level as the second quarter.

Taxes:

The effective tax rate for the first nine months was 17.5%. Included in 2006 are tax credits, tax charges due to changes in law and tax-exempt gains which exceed 2005 levels. The tax credits were due to a combination of finalisation of tax returns as well as a fiscal restructuring.

Profit for the period:

The Group’s profit for the period increased to EUR 3,394 mln, up 8.7% compared with the first nine months of 2005. Excluding the consolidation impact of Banca Antonveneta; the gains on disposals in 2005 and 2006 as mentioned above; the futures provision; as well as the restructuring charge, the increase was 8.4%.

Net profit attributable to
ABN AMRO shareholders:

Net profit attributable to shareholders was EUR 3,356 mln. Minority interest went up by EUR 2 mln to EUR 38 mln. The minority interest related to Banca Antonveneta was EUR 2 mln (only in the first quarter of 2006).

Third quarter 2006 compared with second quarter 2006

Operating income:

Total operating income grew by EUR 177 mln, due to the EUR 229 mln gross gain (EUR 190 mln net) booked on the sale of the Futures business to UBS. Excluding the gain on the sale of the Futures business, as well as the gain on the sale of K&H Bank in the previous quarter, operating income for the quarter increased by 2.8%. In the third quarter, the BU Europe, Banca Antonveneta and the BU Latin America produced solid revenue growth. The BU Europe improved its performance due to improved Global Markets revenues.

Banca Antonveneta’s revenues benefited from a EUR 70 mln reclassification between loan impairment and operating revenue in respect of interest on impaired loans. The BU Latin America’s revenue increase continued on the back of strong growth of its retail and consumer finance loan portfolios, which grew by 4.7%. This revenue increase was offset by lower revenues in the BU Netherlands, BU Global Clients, BU Private Clients and Private Equity.

Operating expenses:

Total operating expenses were EUR 4 mln lower. Excluding the restructuring charge of EUR 84 mln in the second quarter, expenses were EUR 80 mln or 2.0% higher. The BU Netherlands, BU North America and Banca Antonveneta brought their operating expense levels down, but these decreases were offset by increases in the BUs Latin America, Asia and Global Clients.

Operating result:

The operating result was up 10.2%. Adjusted for the gain on the sale of the Futures business as well as the gain on the sale of the stake in K&H Bank and the restructuring charge, the operating result showed a 4.6% increase due to the strong improvement in the BU Europe and the higher results in the BU North America and Banca Antonveneta. On this basis, the efficiency ratio increased to 71.7%. In the fourth quarter we expect the efficiency ratio to improve based on the additional cost measures taken and the planned Services savings.

Loan impairments:

As forecast with the half year results, provisions in the BU Latin America came down in terms of percentage of RWA, while provisions in Asia remained at the same level. The provisioning level for the Group increased in the third quarter on the back of higher provisioning levels in Banca Antonveneta. This was in part due to the further alignment of accounting and presentation policies, which led to a EUR 70 mln reclassification between loan impairment and operating revenue in respect of interest on impaired loans. In addition, EUR 46 mln has been included in respect of alignment of the IBNI impairment methodology of Banca Antonveneta with that of ABN AMRO. In addition, a EUR 72 mln provision was booked for an exposure in the Futures business, which now has been sold to UBS.

Taxes:	The effective tax rate was 15.6%.

Profit for the period:

The profit for the period was down 5.9%. Adjusted for the gain on the sale of the Futures business and the futures provision in the third quarter, as well as the gain on the sale of the stake in K&H Bank and the restructuring charge in the previous quarter, the profit for the period was down by 6.2%.

Return on equity:	Return on equity for the third quarter was 19.8%.

Risk-weighted assets:

As at 30 September 2006, the Group’s risk-weighted assets (RWA) increased by EUR 2.1 bln to EUR 302.3 bln, as RWA relief programmes, with an additional relief of EUR 12.8 bln, offset most of the RWA growth in the regions.

Capital ratios:

The tier 1 ratio at 30 September 2006 was 12 basis points lower at 8.04%. The core tier 1 ratio decreased by 12 basis points to 5.87%. The total BIS ratio stood at 10.85%, an increase of 9 basis points. With the half year results we announced a new share buy-back programme of EUR 750 mln, in addition to the EUR 600 mln share buy-back that we completed in the first half of this year. As indicated previously, we will also neutralise the 2006 interim stock dividend for which we issued 30,488,709 shares. On 30 September 2006 we had bought back a total of 19,805,000 shares. This additional share buy-back programme will be completed by 31 December 2006. We are confident that we will achieve a core tier 1 ratio of 6% and a tier 1 ratio of 8% by the end of 2006.

Recent developments

On 15 August 2006 ABN AMRO announced that, in line with the 31 July 2006 announcement to reduce its excess capital by buying back its own shares, it commenced the buy-back for a total amount of EUR 750 mln of its own shares. Shares are to be bought back by 31 December 2006. The total amount of shares to be repurchased in the 2006 buy-back programmes will not exceed 10% of ABN AMRO's issued capital.

On 24 August 2006 it was announced that the number of dividend rights of ordinary shares of EUR 0.56 nominal value entitling shareholders to 1 new ordinary share in ABN AMRO Holding N.V. of EUR 0.56 nominal value, had been fixed at 39. Based on the volume weighted average price of all ordinary ABN AMRO shares traded on Eurolist by Euronext Amsterdam on 22, 23 and 24 August 2006 of EUR 21.3269, a 1/39 portion represents a value of EUR 0.547, which is virtually equal to the value of the cash dividend.

On 11 September 2006, ABN AMRO and Banca Intesa announced that ABN AMRO will exercise its right to call Intesa's remaining 3.86% holding in Banco ABN AMRO Real. ABN AMRO has opted to pay for the stake in cash. Banca Intesa will receive approximately EUR 233 mln. Banca Intesa acquired an 11.58% holding in Banco ABN AMRO Real in 2003 in partial consideration for the sale that year of its 94.57% stake in Banco Sudameris Brasil to Banco ABN AMRO Real. In relation to that transaction, Banca Intesa obtained the right to sell one third of its position in Banco ABN AMRO Real to ABN AMRO in June 2005, a further one third in June 2006 and the remainder in June 2007. ABN AMRO had a call option, exercisable at any time, to acquire the Banco ABN AMRO Real shares owned by Banca Intesa. In relation to this option exercise, ABN AMRO had the option to pay Banca Intesa either in cash or shares. In June 2005, Banca Intesa exercised its put option for one third of its original 11.58% shareholding, and on 12 June 2006 Banca Intesa exercised its put option for the second tranche of 3.86% . Upon completion of the exercise of the call option by 20 September, Banca Intesa no longer owned a stake in Banco ABN AMRO Real.

On 4 October 2006, ABN AMRO announced additional responsibilities for a number of its Managing Board members. The new division of tasks and responsibilities followed the announcement on 28 September of the departure of Managing Board member Dolf Collee from the bank at the end of 2006. Mr Collee's tasks will be divided across different Board members who will assume full responsibility for these businesses from 1 January 2007. Piero Overmars will become the Board member responsible for the BU Europe; Wilco Jiskoot will be responsible for the BU Private Clients; Ron Teerlink will assume responsibility for the Consumer Client Segment and Huibert Boumeester will be the Board member responsible for Banca Antonveneta. As of 1 January 2007, the responsibilities of the Managing Board members are as follows:

Rijkman Groenink	Chairman Managing Board, Group Audit, Group Compliance & Legal, Group Human Resources
Wilco Jiskoot	BU Netherlands, BU Private Clients, BU Global Clients, BU Asset Management
Joost Kuiper	BU North America, Chairman Group Business Committee
Hugh Scott- Barrett	Chief Financial Officer, Group Finance, Investor Relations, Group Communications, Strategic Decision Support (SDS)
Huibert Boumeester	Group Risk Management, Corporate Development, Group M&A portfolio, Antonveneta
Piero Overmars	BU Asia, BU Europe, BU Global Markets, Chairman Commercial Client Segment
Ron Teerlink	BU Latin America, BU Transaction Banking, Services, EU Affairs & Market Infrastructure, Chairman Consumer Client Segment

On 10 October 2006, ABN AMRO announced that it had signed a sale and purchase agreement for the sale of Bouwfonds Property Finance to SNS Bank for a total consideration of EUR 810 million. This follows the initial agreement on 31 July 2006 on the sale of Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding to Rabobank for EUR 845 mln and the sale in principle of Bouwfonds Property Finance to SNS REAAL. Both transactions are expected to close before the end of the year. After provisioning for remaining risks and costs related to both transactions, ABN AMRO expects to book a total net gain on the sale of Bouwfonds of at least EUR 350 mln (based on book values as of 30 June 2006). ABN AMRO will continue to report Bouwfonds in its profit and loss account until completion of the transactions. The impact of these results will be deducted from the final book gain.

On 12 September 2006, ABN AMRO announced its decision to remain a member of the Capitalia shareholder pact. The total shares pledged to the shareholder pact equal 31.02% of Capitalia's capital.

On 18 October 2006, ABN AMRO announced that it will acquire 24.6 million shares or 0.95% of Capitalia following the decision of Pirelli S.p.A. to sell its 1.92% holding. Following the purchase, ABN AMRO's stake will increase to 8.60% from the current level of 7.65% . The shares will be purchased at EUR 6.6993 a share. As a member of the Capitalia shareholder pact, ABN AMRO and other pact members had a pre-emptive right to acquire Pirelli's holding in Capitalia. Pirelli was a member of the Capitalia shareholder pact and expressed its intention to sell its shares in Capitalia.

Share buy-back update: Between 30 September and 27 October, the number of shares that we bought back was raised to 31,725,855 shares, worth EUR 706 mln.

The bank continues to be engaged in the Bank Secrecy Act compliance issues and related written agreement described in previous press releases. Investigations have had, and will continue to have, an impact on the bank’s operations in the US, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company.

The BU Netherlands
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q3 2006	Q2 2006	% change	Q3 2005	% change

Net interest income	2,399	2,611	(8.1)	759	822	(7.7)	901	(15.8)
Net commissions	574	582	(1.4)	154	184	(16.3)	245	(37.1)
Net trading income	398	284	40.1	115	150	(23.3)	77	49.4
Other operating income	505	387	30.5	206	153	34.6	138	49.3

Total operating income	3,876	3,864	0.3	1,234	1,309	(5.7)	1,361	(9.3)
Total operating expenses	2,537	2,671	(5.0)	815	885	(7.9)	899	(9.3)

Operating result	1,339	1,193	12.2	419	424	(1.2)	462	(9.3)
Loan impairment	263	215	22.3	83	92	(9.8)	79	5.1

Operating profit before tax	1,076	978	10.0	336	332	1.2	383	(12.3)
Income tax expense	311	302	3.0	95	97	(2.1)	120	(20.8)

Profit for the period	765	676	13.2	241	235	2.6	263	(8.4)

Efficiency ratio	65.5%	69.1%		66.0%	67.6%		66.1%

	30 Sep 06	31 Dec 05	% change		30 Jun 06	% change

Staff (fte)	23,770	23,967	(0.8)		23,847	(0.3)
(in billions of euros)
Total assets	182.9	176.9	3.4		172.4	6.1
Risk-weighted assets	88.9	78.7	13.0		86.7	2.5

In order to facilitate the analysis, we have split the BU Netherlands into two parts: the BU Netherlands excluding Bouwfonds non-mortgage, and Bouwfonds non-mortgage.

The BU Netherlands excluding Bouwfonds non-mortgage
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q3 2006	Q2 2006	% change	Q3 2005	% change

Net interest income	2,266	2,493	(9.1)	709	784	(9.6)	858	(17.4)
Net commissions	574	576	(0.3)	154	184	(16.3)	243	(36.6)
Net trading income	398	284	40.1	115	150	(23.3)	77	49.4
Other operating income	203	144	41.0	111	46	141.3	60	85.0

Total operating income	3,441	3,497	(1.6)	1,089	1,164	(6.4)	1,238	(12.0)
Total operating expenses	2,318	2,462	(5.8)	750	801	(6.4)	830	(9.6)

Operating result	1,123	1,035	8.5	339	363	(6.6)	408	(16.9)
Loan impairment	245	208	17.8	67	93	(28.0)	72	(6.9)

Operating profit before tax	878	827	6.2	272	270	0.7	336	(19.0)
Income tax expense	247	249	(0.8)	74	76	(2.6)	101	(26.7)

Profit for the period	631	578	9.2	198	194	2.1	235	(15.7)

Efficiency ratio	67.4%	70.4%		68.9%	68.8%		67.0%

	30 Sep 06	31 Dec 05	% change		30 Jun 06	% change

Staff (fte)	22,110	22,373	(1.2)		22,200	(0.4)
(in billions of euros)
Total assets	169.9	164.3	3.4		159.3	6.7
Risk-weighted assets	76.4	66.7	14.5		74.3	2.8

The BU Netherlands (BU NL) consists of the activities of the former Consumer & Commercial Clients BU NL, the former Bouwfonds mortgage business and the former WCS NL business. In the analysis below, the consumer and commercial clients business refers to the former BU NL and the Bouwfonds mortgage activities.

First nine months 2006 compared with first nine months 2005

The comparison between the results of the first nine months of 2006 and the first nine months of 2005 was affected by EUR 156 mln of mortgage prepayment penalties which were not neutralised in 2005, whereas the EUR 108 mln of mortgage prepayment penalties received in 2006 were fully offset by steering actions on related funding. This resulted in a negative impact on net interest income in 2006 of EUR 156 mln. In addition, a restructuring charge of EUR 29 mln relating to the new Services initiatives was taken in the first nine months of 2006.

  Total operating income declined by 1.6% to EUR 3,441 mln. Excluding the EUR 156 mln prepayment penalty effect, operating income increased by 3.0%, due to the strong growth in the consumer and commercial clients business, which grew operating income by 6.0% or EUR 180 mln. This result was achieved on the back of strong improvements in client satisfaction levels and an improved product offering particularly for the mid-market consumer client base. Global Markets revenues decreased due to a slow trading environment.

  Average loan volumes for the consumer and commercial client business grew by 7.4%. This is a combination of double-digit growth in commercial loans (including overdrafts) and consumer overdrafts and single digit growth in consumer loans and mortgages. The market share in consumer loans excluding mortgages increased to above 25%. The mortgage portfolio increased by 5.9% to EUR 79 bln. New mortgage production volumes rose by 2%, despite a continued decrease in refinancing volumes. In addition, the new mortgage production market share decreased from 15.6% to 14.0% due to efforts to maintain margins in times of continued strong price competition. Margins on the mortgage portfolio declined due to the continued strong competition in the mortgage market. Margins on consumer and commercial overdrafts declined due to the increase in short term interest rates.

  The increase in loan   volumes could not compensate for lower margins. The increase in operating income was driven by the liability side where consumer savings volumes grew by 3% with a stable market share above 20%. Margins on consumer savings products increased. Commercial savings volumes rose by 8%, which was related to the need of mid-sized corporate clients for higher cash balances in an improving economy, while margins were stable.

  Total operating expenses decreased by 5.8% to EUR 2,318 mln. Excluding the EUR 29 mln restructuring charge for the Services initiative booked in the second quarter, expenses came down by 7.0% to EUR 2,289 mln. This was the result of continued strong cost control. Expenses decreased mainly due to lower staff costs as a result of improved staff productivity levels.

  The operating result increased by 8.5% to EUR 1,123 mln. The efficiency ratio improved by 3.0 percentage points to 67.4%. Excluding the items mentioned above, the operating result rose by 30.9% to EUR 1,152 mln and the efficiency ratio improved by 7.2 percentage points to 66.5%.

  Provisions increased by EUR 37 mln to EUR 245 mln or 46 basis points of average RWA, mainly due to higher provisioning for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. The increase in provisioning was related to the overall loan growth and a shift in business mix from mortgages to consumer and SME credits, which is fully in line with the BU NL’s strategy. The BU NL implemented initiatives to reduce the provisioning level as measured in basis points of average RWA.

  Profit for the period increased by 9.2% to EUR 631 mln. Excluding the restructuring charge and the EUR 156 mln mortgage prepayment penalty effect, profit for the period rose by 54.3% to EUR 652 mln.

Third quarter 2006 compared with second quarter 2006

  Total operating income was 6.4% lower at EUR 1,089 mln. Operating income from the consumer and commercial clients business increased by EUR 15 mln, as the decline in net interest income and commission income was more than compensated by an increase in other operating income. Operating income from Global Markets decreased due to the slow trading environment in the third quarter.

  Net interest income was down 9.6% to EUR 709 mln. Interest income from the consumer and commercial clients decreased by EUR 27 mln, mainly as a result of additions to CIDD (Credit Income Deferral for Derivatives). Net interest income from loans was lower as increases in volumes in short term loans and mortgages could not make up for lower margins. Mortgages showed a 9.6% increase in new production, mainly due to the success of a new mortgage product that was introduced in the third quarter. As a result, the market share in new mortgage production in the third quarter increased by 2.2 percentage points to 14.0%, while margins remained low due to strong competition. Net interest income from savings products was stable as higher volumes for all savings products and higher margins for commercial savings products were offset by slightly lower margins for consumer savings.

  Net commissions decreased by EUR 30 mln to EUR 154 mln, mainly as a result of a seasonal decline in commissions on securities, lower payment commissions and asset management fees

  Net trading income decreased by 23.3% to EUR 115 mln, mainly related to lower income from the exotic foreign currency option business, which had a very good second quarter

  Other operating income increased EUR 65 mln to EUR 111 mln, partly due to the disposal of real estate.

  Total operating expenses decreased by 6.4% to EUR 750 mln, partly due to the absence of the Services restructuring charge of EUR 29 mln booked in the second quarter. Excluding the restructuring charge, expenses were down 2.8% as an increased focus on cost control led to lower consultancy fees. The BU NL has plans to invest further in improving the service levels to its mid-market clients as 2006 has proven that improved client satisfaction leads to higher revenues. Our strategy to increase the added value of our services to our clients will incorporate some investments. The Consumer Client Segment has plans to further improve the quality and functionality of our direct channels. In the Commercial Client Segment we strive to increase added value for our target clients by reducing the client load per account manager and by better leveraging our sector-specific knowledge. The expense growth related to the execution of these improvements will be partly offset by the additional benefits from the Services initiatives, leading to an overall limited cost growth for the BU NL in 2007.

  The operating result decreased by 6.6% to EUR 339 mln. The efficiency ratio was flat at 68.9%. Excluding the Services restructuring charge, the operating result decreased by 13.5% to EUR 339 mln, and the efficiency ratio increased by 2.6 percentage points to 68.9%.

  Provisions decreased by EUR 26 mln to EUR 67 mln mainly as a result of a release in IBNI provisioning. As a result the provisioning level decreased from 51 basis points of average RWA to 36 basis points of RWA. We expect provisions for the second half of the year to be at around the same level as the first half of the year.

  The effective tax rate for the BU NL was down by 0.9 percentage points to 27.2%.

  Profit for the period was up by 2.1% to EUR 198 mln. Excluding the restructuring charge in the second quarter, profit for the period was down by 7.9%.

  RWA increased by EUR 2.1 bln to EUR 76.4 bln, as a result of loan growth.

Bouwfonds non-mortgage

(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q3 2006	Q2 2006	% change	Q3 2005	% change

Net interest income	133	118	12.7	50	38	31.6	43	16.3
Net commissions	0	6		0	0		2
Other operating income	302	243	24.3	95	107	(11.2)	78	21.8

Total operating income	435	367	18.5	145	145	0.0	123	17.9
Total operating expenses	219	209	4.8	65	84	(22.6)	69	(5.8)

Operating result	216	158	36.7	80	61	31.1	54	48.1
Loan impairment	18	7	157.1	16	(1)		7	128.6

Operating profit before tax	198	151	31.1	64	62	3.2	47	36.2
Income tax expense	64	53	20.8	21	21	0.0	19	10.5

Profit for the period	134	98	36.7	43	41	4.9	28	53.6

Efficiency ratio	50.3%	56.9%		44.8%	57.9%		56.1%

	30 Sep 06	31 Dec 05	% change		30 Jun 06	% change

Staff (fte)	1,660	1,594	4.1		1,647	0.8
(in billions of euros)
Total assets	13.0	12.6	3.2		13.1	(0.8)
Risk-weighted assets	12.5	12.0	4.2		12.4	0.8

Bouwfonds non-mortgage consists of the former Bouwfonds activities excluding the mortgage activities that were transferred to the BU NL.

First nine months 2006 compared with first nine months 2005

The operating result increased by 36.7% to EUR 216 mln. The increase was driven by a rise in total operating income of 18.5% to EUR 435 mln as a result of favourable developments in both the property development and property finance businesses. Total operating expenses increased by 4.8% to EUR 219 mln as higher staff costs were partly offset by lower administrative expenses.

Third quarter 2006 compared with second quarter 2006

The operating result increased by 31.1% to EUR 80 mln as a result of flat total operating income and a 22.6% decrease in total operating expenses, mainly due to lower bonus accruals and lower administrative expenses.

Recent developments

On 10 October 2006, ABN AMRO announced that it had signed a sale and purchase agreement for the sale of Bouwfonds Property Finance to SNS Bank for a total consideration of EUR 810 million.

This followed the initial agreement on 31 July 2006 on the sale of Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding to Rabobank for EUR 845 mln and the sale in principle of Bouwfonds Property Finance to SNS REAAL. Both transactions are expected to close before the end of the year.

After provisioning for remaining risks and costs related to both transactions, ABN AMRO expects to book a total net gain on the sale of Bouwfonds of at least EUR 350 mln (based on book values as of 30 June 2006). ABN AMRO will continue to report Bouwfonds in its profit and loss account until completion of the transactions. The impact of these results will be deducted from the final book gain.

The BU Europe
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q3 2006	Q2 2006	% change	Q3 2005	% change

Net interest income	953	(65)		308	347	(11.2)	35
Net commissions	626	205	205.4	211	225	(6.2)	75	181.3
Net trading income	789	628	25.6	432	51		152	184.2
Results from fin. transactions	76	(6)		20	77	(74.0)	(17)
Results from equity holdings	2	0		2	0		2
Other operating income	82	46	78.3	31	26	19.2	1

Total operating income	2,528	808	212.9	1,004	726	38.3	248	304.8
Total operating expenses	2,014	882	128.3	684	709	(3.5)	322	112.4

Operating result	514	(74)		320	17		(74)
Loan impairment	267	3		216	19		26

Operating profit before tax	247	(77)		104	(2)		(100)
Income tax expense	203	5		48	77	(37.7)	(8)

Profit for the period	44	(82)		56	(79)		(92)

Efficiency ratio	79.7%	109.2%		68.1%	97.7%		129.8%

	30 Sep 06	31 Dec 05	% change		30 Jun 06	% change

Staff (fte)	17,589	6,221	182.7		17,427	0.9
(in billions of euros)
Total assets	381.0	304.8	25.0		386.0	(1.3)
Risk-weighted assets	63.4	28.1	125.6		64.8	(2.2)

In order to facilitate the analysis, we have split the BU Europe into two parts: the BU Europe excluding Banca Antonveneta, and Banca Antonveneta.

The BU Europe excluding Banca Antonveneta
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q3 2006	Q2 2006	% change	Q3 2005	% change

Net interest income	58	(65)		(55)	74		35
Net commissions	180	205	(12.2)	56	83	(32.5)	75	(25.3)
Net trading income	734	628	16.9	415	31		152	173.0
Results from fin. transactions	49	(6)		16	56	(71.4)	(17)
Results from equity holdings	0	0		0	0		2
Other operating income	19	46	(58.7)	15	2		1

Total operating income	1,040	808	28.7	447	246	81.7	248	80.2
Total operating expenses	1,058	882	20.0	373	379	(1.6)	322	15.8

Operating result	(18)	(74)		74	(133)		(74)
Loan impairment	(2)	3		4	(6)		26	(84.6)

Operating profit before tax	(16)	(77)		70	(127)		(100)
Income tax expense	45	5		23	(5)		(8)

Profit for the period	(61)	(82)		47	(122)		(92)

Efficiency ratio	101.7%	109.2%		83.4%	154.1%		129.8%

	30 Sep 06	31 Dec 05	% change		30 Jun 06	% change

Staff (fte)	8,003	6,221	28.6		7,713	3.8
(in billions of euros)
Total assets	331.9	304.8	8.9		337.3	(1.6)
Risk-weighted assets	25.0	28.1	(11.0)		26.8	(6.7)

The BU Europe serves two client bases: commercial and consumer clients. Approximately 97% of the client revenues come from serving over 10,000 commercial clients. The Consumer Client franchise, although small, is targeting growth in selected markets. The BU Europe also includes a large part of the BU Global Markets infrastructure. In the first nine months of 2006, approximately 70% of the BU Europe’s revenues were from Global Markets, and the overall results have been, and will continue to be, impacted by market volatility going forward.

First nine months 2006 compared with first nine months 2005

The first nine months comparison is impacted by the EUR 43 mln gross (EUR 39 mln net) gain on the sale of the Bishopsgate office in London in the second quarter of 2005, and the Services restructuring charge of EUR 32 mln gross (EUR 25 mln net) booked in the second quarter of 2006.

  Total operating income increased by 28.7%. Excluding the gain on the sale of Bishopsgate, total operating income was up 35.9% mainly on the back of higher Global Markets revenues. Client revenues grew strongly, but were partly offset by lower trading revenues.

  Client revenues were driven by a significant increase in Global Markets revenues, supported by increases in Transaction Banking and loan book revenues as well as an increase in M&A and ECM revenues. The client revenue growth was largely due to the doubling of FIPS client revenues as a result of the successful upgrading of the coverage of these clients. FIPS client revenues (as a percentage of total client revenues) increased from 41% in 2005 to 55% in 2006.

  Trading revenues from Global Markets (on the back of client flow) were lower as the trading environment in the second quarter of 2006 was more difficult.

  Total operating expenses increased by 20.0%. This was mainly due to the investments made as from the second half of 2005 in new products such as the Derivatives Step Change Programme and the Private Investor Products, as well as costs for compliance, Sarbanes-Oxley and Basel II.

  The operating result improved EUR 56 mln to a loss of EUR 18 mln and the efficiency ratio improved by 7.5 percentage points. Excluding the Services restructuring charge and the gain on the sale of Bishopsgate, the operating result increased EUR 131 mln to a positive operating result of EUR 14 mln and the efficiency ratio improved 16.6 percentage points to 98.7%.

  EUR 2 mln of provisions were released. Net provisioning levels are expected to increase moderately in the next quarters.

  Result for the period improved EUR 21 mln to a loss of EUR 61 mln. Excluding the Services restructuring charge and the gain on the sale of Bishopsgate, the result for the period improved EUR 85 mln to a loss of EUR 36 mln.

  RWA at 30 September were EUR 25 bln, a reduction of 11% compared with 31 December 2005 and 6.7% compared with 30 June 2006. This was the result of BU Europe’s increased focus on capital discipline and active re-deployment of capital to where it can achieve the best returns.

Third quarter 2006 compared with second quarter 2006

The quarter-on-quarter comparison is impacted by the Services restructuring charge of EUR 32 mln gross (EUR 25 mln net), booked in the second quarter of 2006.

  Total operating income increased by 81.7% due to a significant increase in Global Markets revenues.

  Client revenues were flat as Global Markets revenues were almost unchanged. Lower FICM revenues were offset by higher revenues in Transaction Banking. FIPS client revenues were lower due to lower FICM and Equities cash and derivatives revenues, offset by an increase in corporate client revenues in Global Markets and Transaction Banking.

  Trading revenues of Global Markets increased significantly on the back of a very weak second quarter. Financial Markets cash and derivatives revenues increased strongly, whereas Equities cash and derivatives revenues also recovered from a weak second quarter. In addition, as the Structured Derivatives business has been built up since 2004, and will continue to grow, an increasing part of the Global Markets revenues reported in the BU Europe are IFRS provision releases.

  Total operating expenses decreased 1.6%. Excluding the restructuring charge, total operating expenses were up 7.5% due to higher bonus accruals on the back of higher revenues.

  The operating result increased EUR 207 mln to EUR 74 mln and the efficiency ratio improved to 83.4%. Excluding the restructuring charge, the operating result improved EUR 175 mln. The efficiency ratio in the fourth quarter is likely to be more in line with the efficiency ratio of the first nine months, as the third quarter revenues benefited from a number of large transactions.

  Provisions increased to EUR 4 mln.

  Profit for period increased EUR 169 mln to EUR 47 mln.

Banca Antonveneta

(in millions of euros)	BAPV results stand alone			Purchase accounting			Total

	ytd 2006	Q3 2006	Q2 2006	ytd 2006	Q3 2006	Q2 2006	ytd 2006	Q3 2006	Q2 2006

Net interest income	937	365	290	(42)	(2)	(17)	895	363	273
Net commissions	446	155	142	0	0	0	446	155	142
Net trading income	55	17	20	0	0	0	55	17	20
Results from fin. transactions	52	9	40	(25)	(5)	(19)	27	4	21
Results from equity holdings	2	2	0	0	0	0	2	2	0
Other operating income	63	16	24	0	0	0	63	16	24

Total operating income	1,555	564	516	(67)	(7)	(36)	1,488	557	480
Total operating expenses	823	267	287	133	44	43	956	311	330

Operating result	732	297	229	(200)	(51)	(79)	532	246	150
Loan impairment	223	166	25	46	46	0	269	212	25

Operating profit before tax	509	131	204	(246)	(97)	(79)	263	34	125
Income tax expense	252	65	109	(94)	(40)	(27)	158	25	82

Profit for the period	257	66	95	(152)	(57)	(52)	105	9	43

Efficiency ratio	52.9%	47.3%	55.6%				64.2%	55.8%	68.8%

Please note that the purchase accounting impacts results from the valuation of intangible assets (amounting to EUR 1,194 mln) and fair-value adjustments of principally financial assets and liabilities. The intangible assets are amortised over a period of approximately eight years under operating expenses. The fair-value adjustments are substantially amortised through net interest income over a period ranging from one to eight years dependent on the duration of the respective assets and liabilities and/or adjusted realised gains on sales of related assets and liabilities.

As we only took control on 2 January 2006, no comparison is made between first nine months of 2006 and first nine months of 2005.

The analysis below is based on the third quarter 2006 results of Banca Antonveneta on a stand-alone basis.

Third quarter 2006 compared with second quarter 2006

  Total operating income increased by 9.3% to EUR 564 mln on the back of a rise in net interest income and in net fees and commissions. Net interest income increased by EUR 75 mln. This was mainly due to the further alignment of accounting and presentation policies, which led to a EUR 70 mln reclassification between loan impairment and operating revenue in respect of interest on impaired loans . Net fees and commissions increased by EUR 13 mln to EUR 155 mln due to higher customer fees. Results from financial transactions decreased by EUR 31 mln, as a consequence of the lower result from merchant banking activity.

  Total operating expenses were down by 7.0% to EUR 267 mln, driven by a reduction in general and administrative expenses, partly seasonally driven.

  The operating result increased by 29.7% to EUR 297 mln and the efficiency ratio improved from 55.6% to 47.3% mainly due to the EUR 70 mln addition mentioned above. Excluding the EUR 70 mln, the operating result was EUR 227 mln, down 0.9%

  Provisions increased by EUR 141 mln to EUR 166 mln. This was in part due to the further alignment of accounting and presentation policies, which led to a EUR 70 mln reclassification between loan impairment and operating revenue in respect of interest on impaired loans. Excluding this item, provisions increased to EUR 96 mln. For the fourth quarter we expect the provisioning level to stay at approximately the same level as the third quarter excluding the EUR 70 mln reclassification.

  Profit for the period amounted to EUR 66 mln, down 30.5%, as a result of the increase in loan impairments. We expect a higher profit for the period in the fourth quarter and a profit for the period for the full year of approximately EUR 400 mln.

The BU North America
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change[1]	Q3 2006	Q2 2006	% change	% change [1]	Q3 2005	% change	% change [1]

Net interest income	1,842	1,707	7.9	7.7	633	610	3.8	3.8	600	5.5	10.5
Net commissions	557	551	1.1	0.8	194	173	12.1	12.1	206	(5.8)	(1.6)
Net trading income	179	132	35.6	34.8	47	83	(43.4)	(43.4)	61	(23.0)	(19.3)
Results from fin. transactions	111	97	14.4	22.1	44	72	(38.9)	(38.9)	40	10.0	15.3
Results from equity holdings	3	2			0	1			0
Other operating income	307	301	2.0	1.9	122	84	45.2	45.2	117	4.3	9.4

Total operating income	2,999	2,790	7.5	7.5	1,040	1,023	1.7	1.7	1,024	1.6	6.4
Total operating expenses	2,027	1,789	13.3	12.9	666	694	(4.0)	(4.0)	590	12.9	18.1

Operating result	972	1,001	(2.9)	(2.1)	374	329	13.7	13.6	434	(13.8)	(9.6)
Loan impairment	29	(71)			4	39	(89.7)	(89.5)	(46)

Operating profit before tax	943	1,072	(12.0)	(11.5)	370	290	27.6	27.4	480	(22.9)	(19.1)
Income tax expense	94	260	(63.8)	(66.0)	46	(9)			139	(66.9)	(65.2)

Profit for the period	849	812	4.6	5.9	324	299	8.4	8.1	341	(5.0)	(0.4)

Efficiency ratio	67.6%	64.1%			64.0%	67.8%			57.6%

1) % change at constant foreign exchange rates (see annex 2)

	30 Sep 06	31 Dec 05	% change			30 Jun 06	% change

Staff (fte)	17,322	17,442	(0.7)			17,403	(0.5)
(in billions of euros)
Total assets	165.5	148.4	11.5			159.6	3.7
Risk-weighted assets	75.4	74.2	1.6			71.9	4.9

The BU North America (BU NA) comprises the former Consumer & Commercial Clients BU North America and the former WCS North America activities.

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First nine months 2006 compared with first nine months 2005

  Total operating income increased by 7.5% on the back of an improved contribution from all business lines.
  The revenues of the commercial banking franchise increased by 15.0%, driven by significantly higher non-interest income, continued loan growth, and improved deposit spreads on stable deposit volumes. Loan growth of 11.7% was partly offset by a decline in loan spreads as a result of clients’ improved credit profiles and increased competition. Non-interest income grew by 34.1% primarily as a result of an increase in cash management and syndication fees, higher volumes and gains on the sale of loans to commercial real estate conduits, an increase in multi-family loan securitisations, and improved cross-selling of Global Markets products like derivatives and foreign exchange to the BU NA’s commercial client base.

  The operating income of the retail banking business increased by 2.9% on the back of higher   commission income and modest growth in net interest income. Commission income rose 6.9%, driven by increased debit card usage. Net interest income grew by 1.2% due to higher deposit income being partly offset by a decline in income from home equity loans. Although total deposit balances increased, spreads were under pressure due to customers moving balances from money market and savings accounts to time deposits to take advantage of higher interest rates. Home equity balances decreased by 2.3% mainly due to adverse developments in the Michigan economy, while loan spreads declined due to consumers shifting to fixed rate home equity loans to lock in the current interest rate level.

  Revenues from mortgage banking increased by 4.9% to USD 297 mln and represented 8% of the total   operating income of the BU NA. The mortgage business was successful in increasing servicing revenues by 14.2% to USD 233 mln with the positive impact of increased loan servicing fees and lower Mortgage Servicing Rights (MSR) amortisations being partly offset by decreased hedging income and higher MSR hedge ineffectiveness. Driven by lower industry originations, product mix and industry excess capacity, mortgage origination volumes declined by 32.3% to USD 25.4 bln at low but stabilising margins. Management has focused strongly on creating a leaner organisation that is more adaptable to dynamic market conditions. As a result of this focus, operating expenses for the mortgage business declined by 8.1%. The growth in overall revenues and lower expenses resulted in a meaningful improvement in profit contribution from the mortgage business.

  Total operating expenses increased by 12.9% mainly due to an increase in costs related to investments in Group Services IT action tracks, increased consulting and audit expenses related to compliance initiatives, as well as slightly higher bonus accruals driven by successful revenue initiatives.

  The operating result declined by 2.1% and the efficiency ratio increased by 3.5 percentage points to 67.6%.

  Provisions increased by EUR 100 mln from a net release of EUR 71 mln to a net charge of EUR 29 mln, or 5 basis points of average RWA, mainly as a result of lower recoveries and releases. The credit quality of the loan portfolio remains at historically high levels. Although the credit environment is expected to remain benign, the current favourable provisioning level is not deemed sustainable over the longer term.

  The effective tax rate declined from 24.3% to 10.0% due to significant releases of tax liabilities in the second and the third quarter.

  Profit for the period increased by 5.9% to EUR 849 mln.

Third quarter 2006 compared with second quarter 2006

  Total operating income increased by 1.7% on the back of higher mortgage revenues, lower hedge ineffectiveness and improved cross-selling of Global Markets products such as derivatives and foreign exchange hedging products. The contribution from Global Markets trading trended lower due to decreased volatility in the foreign exchange and oil and gas markets.

  Revenues of the commercial banking business declined by 1.1%, on the back of stable net interest income and a slight decline in non-interest income. Net interest income was stable as the limited growth in both loan and deposit volumes was offset by a small decline in spreads. Non-interest income fell marginally, as the increase in revenues from improved cross-selling of derivatives and foreign exchange hedging products to the BU NA’s commercial client base was offset by lower syndication and securitisation revenues, and lower trading revenues in Global Markets.

   The operating income of the retail banking activities fell by 1.2% due to declines in home equity and deposit balances as well as slightly lower margins.

  The revenues of the mortgage business increased strongly from the previous quarter and grew by 40.2%   to USD 129 mln on the back of higher servicing revenues and an improvement in origination income. Mortgage servicing revenues increased by 30.7% on the back of lower amortisations due to moderately declining prepayment speeds, lower MSR hedging costs, and increased loan servicing fees on a servicing portfolio of USD 224 bln. Mortgage origination income went up due to an improvement in realised margins despite an 8.9% decline in volumes. The successful focus on improving the efficiency of the business led to a further improvement in the returns from this business for the third consecutive quarter.

  Total operating expenses fell by 4.0%, partly due to the absence of the restructuring charge of EUR 12 mln that was booked in the second quarter.

  The operating result increased by 13.6% and the efficiency ratio improved by 3.8 percentage points to 64.0%.

  Provisions decreased by EUR 35 mln to EUR 4 mln, or 2 basis points of average RWA.

  The effective tax rate increased to 12.4%. The tax line benefited from a further release of tax liabilities.

  Profit for the period increased by 8.1% to EUR 324 mln.

The BU Latin America

(in millions of euros)	year to date				quarterly
	2006	2005	% change	% change [1]	Q3 2006	Q2 2006	% change	% change [1]	Q3 2005	% change	% change [1]

Net interest income	2,182	1,527	42.9	27.7	752	717	4.9	3.7	581	29.4	26.5
Net commissions	347	261	33.0	18.8	116	99	17.2	16.0	105	10.5	8.3
Trading income/ results fin. trans.	157	39			71	37	91.9	89.5	32	121.9	116.3
Results from equity holdings	44	30	46.7	23.7	8	23	(65.2)	(65.7)	12	(33.3)	(35.0)
Other operating income	33	347	(90.5)	(92.0)	3	19	(84.2)	(84.7)	259	(98.8)	(98.8)

Total operating income	2,763	2,204	25.4	11.4	950	895	6.1	4.9	989	(3.9)	(6.1)
Total operating expenses	1,642	1,262	30.1	16.8	573	526	8.9	7.8	478	19.9	17.4

Operating result	1,121	942	19.0	4.2	377	369	2.2	0.9	511	(26.2)	(28.1)
Loan impairment	563	224	151.3	123.6	181	208	(13.0)	(13.9)	86	110.5	105.5

Operating profit before tax	558	718	(22.3)	(33.1)	196	161	21.7	19.9	425	(53.9)	(55.1)
Income tax expense	97	257	(62.3)	(67.1)	18	(6)			95	(81.1)	(62.3)

Profit for the period	461	461	0.0	(14.1)	178	167	6.6	2.5	330	(46.1)	(53.1)

Efficiency ratio	59.4%	57.3%			60.3%	58.8%			48.3%
1) % change at constant foreign exchange rates (see annex 2)

	30 Sep 06	31 Dec 05	% change			30 Jun 06	% change

Staff (fte)	28,223	26,479	6.6			27,498	2.6
(in billions of euros)
Total assets	31.8	27.9	14.0			32.8	(3.0)
Risk-weighted assets	19.2	18.7	2.7			19.0	1.1

The BU Latin America (BU LA) comprises the former BU Brazil and the commercial clients from the former WCS business in Lati n America.

Please note that all figures below are at constant exchange rates (percentages as in the table above) in order to facilitate comparison.

First nine months 2006 compared with first nine months 2005

Please note that the performance of the BU LA in the first nine months of 2005 was impacted by the gross gain of EUR 229 mln (EUR 196 mln net) on the disposal of Real Seguros.

  Total operating income increased by 11.4%, driven by an improved contribution from all business lines. Excluding the gain on the disposal of Real Seguros in the third quarter of 2005, total operating income increased by 24.3%. The contribution from Brazil to total operating income of the BU LA was 95%.

  The Brazilian retail banking line of business, which comprises households and SMEs, contributed 68.9% to total operating income from Brazil and grew by 20.0%, fuelled by a 31.7% increase in the retail loan portfolio and a slightly higher net interest margin. Average balances in the SME credit portfolio, which account for 48.4% of the total retail loan portfolio, grew by 39.7% on the back of continued growth across its financing product offering. Average balances in the lending to households portfolio, which account for 51.6% of the total retail loan portfolio, increased by 25.0% on the back of new client acquisitions, growth in personal loans and credit cards, as well as a further expansion in mortgage loans, which now accounts for 4% of Brazil’s loan portfolio. The combination of a gradual reduction in interest rates and Brazil’s progress on removing regulatory obstacles is expected to act as a longer-term stimulus for strong growth in mortgages. Management is drawing on the extensive experience and expertise within the ABN AMRO Group in order to capitalise optimally on this longer-term growth opportunity.

   For the Aymoré consumer finance activities, which contributed 12.2% to total operating income from Brazil, revenues were up by 34.8% on the back of strong loan growth. New loan production grew by 25.0%, resulting in average balances of BRL 11.0 bln.

  Commercial banking, which accounted for 6.1% of total income from Brazil, increased its revenues by   35.1% on the back of growth in loans, client-related trading income and commissions.

  Total operating expenses increased by 16.8%, partly reflecting higher investments related to Group Services IT outsourcing projects, the impact of the new collective labour agreement (CLA) that came into effect in September 2005, and the EUR 12 mln restructuring charge for the new Services initiative booked in the second quarter.

  The operating result improved by 4.2% and the efficiency ratio increased by 2.1 percentage points to 59.4%. Excluding the gain on the sale of Real Seguros, the operating result increased by 37.7% and the efficiency ratio improved by 4.5 percentage points to 59.4%.

  Provisions increased to 396 basis points of RWA, reflecting an increase in delinquencies in Brazil as a result of the strong increase in credit availability in Brazil. The BU LA’s risk management expertise and discipline have kept delinquencies in ABN AMRO’s credit portfolio consistently below the market average.

  Operating profit before tax declined by 33.1%. Excluding the gain on the sale of Real Seguros, the operating profit before tax decreased by 1.7%.

  The effective tax rate declined by 18.4 percentage points to 17.4% as a result of a local tax credit. The appreciation of the Brazilian real relative to the US dollar led to a hedge-related tax charge of EUR 36 mln compared with a hedge-related tax charge of EUR 55 mln in the first nine months of 2005.

  Profit for the period declined by 14.1% to EUR 461 mln. Excluding the gain on the sale of Real Seguros, profit for the period increased by 49.5%.

Third quarter 2006 compared with second quarter 2006

  Total operating income of the BU LA increased by 4.9% on the back of continued strong growth in the Brazilian retail loan portfolio, partly offset by the impact of lower revenues in the Aymoré consumer finance line of business.

  The operating income of the Brazilian retail banking line of business grew by 4.4% driven by higher net interest income. Net interest income increased as a result of the 4.9% increase of the retail loan portfolio at moderately lower spreads. Within the retail loan portfolio, the SME loan portfolio increased by 5.7%, while lending to households grew by 4.2%.

  Despite volume growth, the operating income of the Brazilian Aymoré consumer finance operations   declined by 4.7% due to lower net interest margins. During the quarter, the production of new loans increased by 13.8% and the consumer finance loan portfolio increased by 4.2%.

  Commercial banking revenues increased by 4.1%.

  Total operating expenses increased by 7.8%, driven mainly by higher bonus accruals, increased redundancy expenses, higher communication and consultancy expenses, and the impact of the new CLA that came into effect in September 2006. In the fourth quarter, expenses will bear the full three months impact of the new CLA.

  The operating result increased by 0.9%. The efficiency ratio increased by 1.5 percentage points to 60.3%.

  Provisions declined from 447 basis points of average RWA in the second quarter to 379 basis points of average RWA. For the fourth quarter we expect provisions to be slightly higher again in terms of basis points of average RWA.

  Operating profit before tax increased by 19.9%.

  The tax line benefited from a local tax credit, leading to an effective tax rate of 9.2%, compared with a net tax release in the second quarter. The on average stable exchange rate of the Brazilian real against the US dollar meant that there was no hedge-related tax charge in the third quarter, compared with a hedge-related tax charge of EUR 3 mln in the second quarter.

  Profit for the period increased by 2.5% to EUR 178 mln.

Recent developments

On 11 September 2006, ABN AMRO and Banca Intesa announced that ABN AMRO will exercise its right to call Intesa's remaining 3.86% holding in Banco ABN AMRO Real. ABN AMRO opted to pay for the stake in cash. Banca Intesa received approximately EUR 233 mln. Banca Intesa acquired an 11.58% holding in Banco ABN AMRO Real in 2003 in partial consideration for the sale that year of its 94.57% stake in Banco Sudameris Brasil to Banco ABN AMRO Real. In relation to that transaction, Banca Intesa obtained the right to sell one third of its position in Banco ABN AMRO Real to ABN AMRO in June 2005, a further one third in June 2006 and the remainder in June 2007. ABN AMRO had a call option, exercisable at any time, to acquire the Banco ABN AMRO Real shares owned by Banca Intesa. In relation to this option exercise, ABN AMRO had the option to pay Banca Intesa either in cash or shares. In June 2005, Banca Intesa exercised its put option for one third of its original 11.58% shareholding, and on 12 June 2006 Banca Intesa exercised its put option for the second tranche of 3.86% . Upon completion of the exercise of the call option by 20 September 2006, Banca Intesa no longer owned a stake in Banco ABN AMRO Real.

The BU Asia
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change[1]	Q3 2006	Q2 2006	% change	% change [1]	Q3 2005	% change	% change[1]

Net interest income	380	441	(13.8)	(13.2)	142	111	27.9	28.8	156	(9.0)	(2.9)
Net commissions	382	290	31.7	32.0	153	113	35.4	35.6	83	84.3	91.9
Trading income/ results fin. trans.	246	102	141.2	138.8	52	89	(41.6)	(41.2)	70	(25.7)	(25.3)
Results from equity holdings	46	48	(4.2)	(6.3)	2	22	(90.9)	(90.9)	19	(89.5)	(88.9)
Other operating income	27	28	(3.6)	(1.8)	8	5	60.0	60.0	24	(66.7)	(65.0)

Total operating income	1,081	909	18.9	19.0	357	340	5.0	5.4	352	1.4	6.1
Total operating expenses	799	655	22.0	21.7	271	248	9.3	9.7	215	26.0	30.6

Operating result	282	254	11.0	12.1	86	92	(6.5)	(6.0)	137	(37.2)	(32.3)
Loan impairment	140	9			52	52	0.0	1.9	9

Operating profit before tax	142	245	(42.0)	(42.2)	34	40	(15.0)	(16.3)	128	(73.4)	(70.5)
Income tax expense	62	69	(10.1)	(8.4)	25	20	25.0	25.0	12	108.3	121.7

Profit for the period	80	176	(54.5)	(55.5)	9	20	(55.0)	(57.5)	116	(92.2)	(90.3)

Efficiency ratio	73.9%	72.1%			75.9%	72.9%			61.1%

1) % change at constant foreign exchange rates (see annex 2)

	30 Sep 06	31 Dec 05	% change			30 Jun 06	% change

Staff (fte)	13,301	11,590	14.8			12,555	5.9
(in billions of euros)
Total assets	63.6	57.3	11.0			63.2	0.6
Risk-weighted assets	13.6	11.9	14.3			12.4	9.7

The BU Asia comprises all the client-related business of ABN AMRO in Asia Pacific and the Middle East with the exception of those clients that are included in the BUs Private Clients or Global Clients and includes our 40% stake in Saudi Hollandi Bank (SHB).

First nine months 2006 compared with first nine months 2005

  Total operating income increased by 18.9% to EUR 1,081 mln, mainly driven by strong client growth in consumer banking and higher income from clients in the Commercial Segment. Growth in the Consumer Client Segment was driven by the credit card business and the Van Gogh Preferred Banking (VGPB) activities. The number of credit cards increased by 27% to 2.7 million and the total number of customers in Asia increased by 25% to 3.2 million. Assets under Administration of Van Gogh Preferred Banking customers also grew by 25% and stand at EUR 8 bln. The strategy to grow the client base organically is supported by selective branch openings and the increased focus on providing wealth management services that align to the needs of the mass affluent VGPB client base. This includes investment products, credit cards and retail brokerage service. In addition to servicing mass affluent clients, the BU Asia provides financial solutions to around 200,000 micro-finance customers.

  The consumer banking franchise in the BU Asia contributed strongly with growth coming mainly from India, Greater China, Pakistan and Indonesia. The Indian franchise reported a 22% growth in operating income due to strong increases in its mid-market consumer franchise. The Indian branch network has grown to 24 branches located in over 17 major cities from 22 branches in September 2005. The client base grew by more than 25% to 1.5 mln customers.

   The Commercial Client Segment benefited from higher client-related income across the region. This was driven by increased transaction banking, loan product and investment banking activities with domestic corporate clients and subsidiaries of foreign companies. The growth of the SME business is starting to be seen with increased revenues in this area. In India, a broad-based expansion of the corporate and SME business led to a significant increase in income, with significant growth also being seen in Taiwan, Pakistan and Singapore. The commercial business in China increased the number of M&A and ECM,capital markets and derivatives transactions. The Australian infrastructure and capital business also produced higher revenues. The Commercial Segment aims to increase growth on the back of its local and regional presence which leads to better revenue potential from current and potential mid-market clients. As a result, the number of high-value clients increased by 15% compared with the end of last year.

  Total operating expenses increased by 22.0% to EUR 799 mln, which is mainly a reflection of staff hirings, continued investments in the expansion of the branch network in support of our VGPB growth ambitions, higher bonus accruals, continued growth in the consumer credit card business and investments in compliance, Sarbanes-Oxley and Basel II.

  The operating result improved by 11.0% to EUR 282 mln and the efficiency ratio increased by 1.8 percentage points to 73.9%.

  Provisions increased by EUR 131 mln to EUR 140 mln, mainly reflecting higher provisioning for the credit card receivables in Taiwan. The banking industry in Taiwan has been significantly impacted by the increase in credit card defaults. In this challenging environment, provisioning levels for the Taiwan credit card operations have been less impacted than those of most of its peers.

  Profit for the period decreased by EUR 96 mln to EUR 80 mln, mainly due to the higher provisioning and a higher effective tax rate.

Third quarter 2006 compared with second quarter 2006

  Total operating income increased by 5.0% to EUR 357 mln due to higher income for the commercial business on the back of higher Global Markets revenues. In addition, the consumer business continued its strong growth across the region. Income from SHB decreased due to the EUR 21 mln one-off provisioning, that was booked as lower income in the results from equity holdings line, in the third quarter. Excluding this SHB provisioning, operating income increased by 11.2% to EUR 378 mln.

  Growth in the Consumer Segment was driven by higher sales of Private Investor Products, as well as improving yields in India. The total consumer customer base continued to grow rapidly. India continued to show strong growth in both the commercial and consumer businesses with overall revenue growth of 11%. Greater China also continued its strong growth despite the credit card situation in Taiwan. Mainland China showed 20% growth in clients and a new consumer branch was opened in Shanghai. Along with the new branch, a training centre and a Certificated Financial Management Planner training programme was launched. Growth in the Commercial Segment was driven by the closing of infrastructure capital deals in Australia and increased activity for fixed income capital markets and Mergers & Acquisitions in India and Greater China. In addition, Global Markets revenues benefited from a recovery of a difficult trading environment in the second quarter.

  Total operating expenses increased by 9.3% to EUR 271 mln. The increase in expenses is mainly due to higher bonus accruals related to the higher Global Markets revenues.

  The operating result decreased by 6.5% to EUR 86 mln. The efficiency ratio was up 3.0 percentage points to 75.9%. Excluding the SHB provisioning, the operating result increased 16.3% to EUR 107 mln and the efficiency ratio improved 1.2 percentage points to 71.7%.

  Provisions were flat at EUR 52 mln, reflecting the stabilisation of the credit card industry in Taiwan and slightly higher provisioning in other regions. It is expected that provisioning in the fourth quarter will be equal to the third quarter as lower provisioning for Taiwan is expected to be offset by higher provisioning in other regions.

  Profit for the period decreased by 55.0% to EUR 9 mln, due to the SHB provisioning and the 73.5% effective tax rate. Excluding the SHB provisioning, profit for the period increased by 50% to EUR 30 mln.

The BU Global Clients

(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change[2]	Q3 2006	Q2 2006	% change	% change [2]	Q3 2005	% change	% change[2]

Net interest income	403	496	(18.8)	(20.1)	113	135	(16.3)	(16.7)	148	(23.6)	(23.2)
Net commissions	910	622	46.3	46.0	372	315	18.1	17.9	221	68.3	70.5
Net trading income	380	442	(14.0)	(14.0)	87	152	(42.8)	(43.6)	142	(38.7)	(38.7)
Other operating income	13	42	(69.0)	(65.0)	24	37	(35.1)	(34.6)	32	(25.0)	(26.6)

Total operating income	1,706	1,602	6.5	6.1	596	639	(6.7)	(7.1)	543	9.8	10.7
Total operating expenses	1,484	1,319	12.5	12.3	527	516	2.1	1.7	476	10.7	11.6

Operating result	222	283	(21.6)	(22.8)	69	123	(43.9)	(44.1)	67	3.0	3.9
Loan impairment	(24)	(57)			(19)	(3)			(14)

Operating profit before tax	246	340	(27.6)	(28.8)	88	126	(30.2)	(30.3)	81	8.6	9.3
Income tax expense	(5)	70			1	4			24

Profit for the period	251	270	(7.0)	(7.9)	87	122	(28.7)	(28.9)	57	52.6	53.5

Efficiency ratio	87.0%	82.3%			88.4%	80.8%			87.7%

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)
2) % change at constant foreign exchange rates (see annex 2)

	30 Sep 06	31 Dec 05	% change			30 Jun 06	% change

Staff (fte)	1,325	1,153	14.9			1,298	2.1
(in billions of euros)
Total assets	68.8	54.6	26.0			63.3	8.7
Risk-weighted assets	29.7	26.2	13.4			26.5	12.1

The BU Global Clients serves a group of clients who demand the most sophisticated financial solutions customised to their specific needs. They are attracted to ABN AMRO by the industry expertise of the global network of bankers in the BU Global Clients who can deliver these solutions by accessing both the ABN AMRO network and the broad range of products across the Group's portfolio. The product innovation and accumulated experience that result from working with these clients actively drives development of high-quality solutions for all clients of the bank, both within the BU Global Clients and within the regional BUs.

The four client industry groups served are Financial Institutions & Public Sector (FIPS); Technology, Media & Telecommunications (TMT); Energy & Resources (E&R) and Global Industries (including Automotive, Consumer and Global Industrials).

The product take-up of the clients served is approximately one third Mergers & Acquisitions, Fixed Income Capital Markets (FICM), Equity Capital Markets, structured lending and merchant banking; one third equities, derivatives, fixed income and foreign exchange; and one third loan products and Transaction Banking. In the first nine months of 2006, approximately 60% of the revenues in the BU Global Clients were Global Markets revenues.

The year-to-date and the quarter-on-quarter comparisons below are impacted by the Services restructuring charge as well as the fair-market value adjustments of the stake in KEB. The Services restructuring charge of EUR 19 mln pre-tax (EUR 14 mln net), was booked in the second quarter of 2006. The fair-market value adjustments for KEB made at the end of every quarter in operating income and profit for the period were a positive EUR 21 mln in the first nine months of 2005, a negative EUR 24 mln in the first quarter of 2006, positive EUR 4 mln in the second quarter and a negative EUR 8 mln in the third quarter.

First nine months 2006 compared with first nine months 2005

  Total operating income increased by 6.5% to EUR 1,706 mln, mainly due to enhanced activity of our clients and a greater share of their wallet. The most recent deals are mentioned in the quarter-on-quarter comparison. It should be noted that as of the second half of 2005 the BU Global Clients managed its credit portfolio more actively, in line with the Group’s strategy to manage the balance sheet more actively, by means of hedging, securitisations and loan sales. Costs associated with managing the portfolio are booked as a net charge to operating income.

  From a product perspective, operating income growth was predominantly driven by FICM, Mergers and   Acquisitions, and Structured Lending.

  Total operating expenses increased by 12.5%. This increase is mainly due to an increase in allocated product costs as a result of higher revenues as well as costs for compliance, Sarbanes-Oxley and Basel II.

  The operating result decreased by 21.6%. Excluding the KEB fair-market value adjustment and the restructuring charge, the operating result increased by 2.7% on the back of higher revenues.

  Provisions showed a release of EUR 24 mln due to a release in the IBNI provision.

  A number of client-driven transactions with positive tax implications resulted in a net tax credit of EUR 5 mln.

  Profit for the period decreased by 7.0% to EUR 251 mln. Excluding the KEB fair-market value adjustment and the restructuring charge, profit for the period increased by 17.7%.

  RWA increased by EUR 3.5 bln, reflecting enhanced client activity, but remained within its 10% of Group RWA limit.

Third quarter 2006 compared to second quarter 2006

  Total operating income decreased by 6.7% following a seasonally strong second quarter. As mentioned in the first quarter results, the activities of the BU Global Clients have a strong seasonal character. The first and the third quarter are usually the slowest quarters of the year, whereas the second and the fourth quarter are usually the best of the year.

  The following transactions were executed. In E&R we were joint financial adviser to KazMunaiGas in their acquisition of 33% of PetroKazakhstan, joint lead manager for the IPO of OJSC Rosneft and joint lead arranger and joint bookrunner of the bridge loan facility and financial advisor to CVRD in their unsolicited offer for 100% of Canadian-based Inco's shares. In Global Industries we were the sole advisor to Cathay Pacific in their acquisition of 82.2% stake of Dragonair and a further 10% of Air China and the sole lead manager and underwriter for the IPO of RiverCity Motorway Group in Australia. In TMT we were the sole advisor to Millicom International in their acquisition of the control of Colombia MovilS.A. E.S.P. In our Financial Institutions segment we were sole financial advisor and arranger to RHB Berhad, Malaysia, in their financing deal and lead manager for the EUR 4 bln covered bond issue by Washington Mutual.

  Total operating expenses increased by 2.1%. Excluding the restructuring charge, operating expenses were up 6.0% mainly due to higher compliance costs.

  The operating result decreased by EUR 54 mln to EUR 69 mln, resulting in an increase of 7.6% in the efficiency ratio to 88.4%.

  Provisions showed a release of EUR 19 mln mainly due to a release in the IBNI provision.

  Profit for the period declined by EUR 35 mln to EUR 87 mln.

Recent developments

One of the items of the action plan aims to improve the return on capital of the BU Global Clients to 20% in 2007 and beyond, as well as improving the efficiency ratio. We will do this by creating more focus in the business by concentrating on sectors with a low capital intensity, like Financial Institutions, as well as increasing the delivery of industry expertise to our regional clients, which should result in a further increase in M&A and ECM revenues from these clients, as well as increased revenues from other products. Global Clients will also benefit from the improvement in the efficiency of the products delivered by the Global Markets and Transaction Banking units. The increased focus on FIs and the reduced emphasis on certain corporate clients will result in a net reallocation of RWA from Global Clients. The RWA limit will stay in place (i.e. less than 10% of overall group RWA), but we will manage this business on a ‘return on assigned risk capital’ basis going forward.

The BU Private Clients
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change[1]	Q3 2006	Q2 2006	% change	% change [1]	Q3 2005	% change	% change[1]

Net interest income	411	396	3.8	3.8	129	140	(7.9)	(7.9)	134	(3.7)	(3.4)
Net commissions	501	438	14.4	14.4	147	172	(14.5)	(14.4)	142	3.5	4.1
Net trading income	54	31	74.2	74.5	16	28	(42.9)	(43.2)	10	60.0	61.0
Other operating income	58	91	(36.3)	(36.3)	21	16	31.3	31.3	55	(61.8)	(61.8)

Total operating income	1,024	956	7.1	7.1	313	356	(12.1)	(12.1)	341	(8.2)	(7.8)
Total operating expenses	736	686	7.3	7.3	245	246	(0.4)	(0.4)	264	(7.2)	(6.8)

Operating result	288	270	6.7	6.7	68	110	(38.2)	(38.3)	77	(11.7)	(11.4)
Loan impairment	41	15	173.3	182.7	14	25	(44.0)	(44.4)	13	7.7	12.3

Operating profit before tax	247	255	(3.1)	(3.6)	54	85	(36.5)	(36.5)	64	(15.6)	(16.3)
Income tax expense	78	60	30.0	30.2	18	30	(40.0)	(40.0)	6	200.0	201.7

Profit for the period	169	195	(13.3)	(14.1)	36	55	(34.5)	(34.5)	58	(37.9)	(38.8)

Efficiency ratio	71.9%	71.8%			78.3%	69.1%			77.4%

1) % change at constant foreign exchange rates (see annex 2)

	30 Sep 06	31 Dec 05	% change			30 Jun 06	% change

Staff (fte)	3,298	4,093	(19.4)			3,176	3.8
(in billions of euros)
Assets under Administration	136	131	3.8			133	2.3
Total assets	21.0	19.1	9.9			20.6	1.9
Risk-weighted assets	9.6	9.5	1.1			10.0	(4.0)

Please note that as from 1 January 2006 the BU Private Clients includes the results from the former BU Private Clients and the International Diamonds & Jewellery Group.

First nine months 2006 compared with first nine months 2005

  Total operating income increased by 7.1% to EUR 1,024 mln, on the back of increases across nearly all the regions, with Netherlands and France being the main drivers behind this increase. Moreover, the third quarter 2005 revenues were impacted by the gain on the sale of Nachenius, Tjeenk & Co (EUR 38 mln gross and net). Excluding this impact, revenues were up by 11.5%.

  Net interest income increased by 3.8% to EUR 411 mln, due to higher volumes in client deposits. Non- interest income increased by 9.5% to EUR 613 mln, reflecting the client appetite for equity products and Private Investor Products.

  Total operating expenses increased by 7.3% to EUR 736 mln, due to higher expenses as a consequence of the merger of Banque Neuflize and Banque OBC; higher VAT in France following a change in legislation; higher expenses in Asia and Latin America to fund future growth; and higher compliance costs. Excluding the restructuring charge in the third quarter of 2005, operating expenses increased by 14.8%.

  The operating result increased by 6.7% to EUR 288 mln, excluding the gain on the sale of Nachenius, Tjeenk & Co and the restructuring charge in the third quarter of 2005, the operating result was up by 4.0%. The efficiency ratio remained stable at around 72%.

  Provisions increased by EUR 26 mln to EUR 41 mln, mainly due to higher provisioning in the Diamonds business.

  Profit for the period decreased by 13.3% to EUR 169 mln, mainly due to higher provisions.

  Assets under Administration increased from EUR 127 bln at the end of September 2005 to EUR 136 bln at the end of September 2006, reflecting an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained stable with 68% in securities and 32% in cash.

Third quarter 2006 compared with second quarter 2006

  Total operating income decreased by 12.1% to EUR 313 mln, due to a EUR 25 mln drop in commission income because of lower client activity due to the summer holiday as well as a decrease in net interest income of EUR 11 mln as a result of lower volumes and margins of Special Savings Accounts.

  Total operating expenses remained stable at EUR 245 mln.

  The operating result declined by 38.2% to EUR 68 mln reflecting the seasonal decrease in revenues.

  Provisions decreased by EUR 11 mln to EUR 14 mln, mainly due to the relatively high provisioning in the Diamonds business in the second quarter.

  Profit for the period decreased by 34.5% to EUR 36 mln due to seasonally lower revenues.

  Assets under Administration increased from EUR 133 bln at the end of June 2006 to EUR 136 bln at the end of September 2006.

The BU Asset Management
(in millions of euros)	year to date				quarterly

	2006	2005	% change	% change [1]	Q3 2006	Q2 2006	% change	% change [1]	Q3 2005	% change	% change [1]

Net interest income	(15)	5			(5)	(6)			3
Net commissions	526	432	21.8	21.3	173	190	(8.9)	(9.4)	150	15.3	16.1
Net trading income	(3)	12			(7)	0			5
Other operating income	64	76	(15.8)	(15.1)	33	1			28	17.9	19.3

Total operating income	572	525	9.0	8.7	194	185	4.9	4.4	186	4.3	5.2
Total operating expenses	379	360	5.3	5.0	133	124	7.3	6.9	122	9.0	10.1

Operating profit before tax	193	165	17.0	16.7	61	61	0.0	(0.5)	64	(4.7)	(4.2)
Income tax expense	45	31	45.2	43.2	11	20	(45.0)	(45.5)	11	0.0	(0.9)

Profit for the period	148	134	10.4	10.5	50	41	22.0	21.5	53	(5.7)	(4.9)

Efficiency ratio	66.3%	68.6%			68.6%	67.0%			65.6%

1) % change at constant foreign exchange rates (see annex 2)

	30 Sep 06	31 Dec 05	% change			30 Jun 06	% change

Staff (fte)	1,692	1,655	2.2			1,663	1.7
(in billions of euros)
Assets under Management	192	176	9.1			180	6.7
Total assets	1.3	1.2	8.3			1.2	8.3
Risk-weighted assets	0.8	0.8	0.0			0.5	60.0

First nine months 2006 compared with first nine months 2005

Please note that the comparisons in the section below are affected by the EUR 17 mln tax-exempted gain on the sale of the trust business in the first nine months of 2005 and the EUR 28 mln tax-exempted gain on the sale of the Asset Management operations in Curacao in the first nine months of 2006.

  Total operating income went up by 9.0% to EUR 572 mln, mainly due to a 21.8% rise in net commissions and despite the loss of operational revenues from the trust business, which were still included in the first nine months 2005 results. The increase in commission income was mainly related to higher fee levels on existing products and a further shift in the asset mix towards more profitable products. Margins increased on mutual funds and mandates, while the strong growth in Assets under Management (AuM) of Artemis and the acquisition of International Asset Management (IAM) led to an increase in the number of products with more attractive fee structures. In addition, AuM increased due to the improved performance of our funds and mandates, which led to an increase in inflows, and due to improved financial markets. The increase in net commissions was only partly offset by the decline in revenues from seed capital positions, which are reported in the other operating income line.

  Total operating expenses increased by 5.3% to EUR 379 mln as the lower costs due to the sale of the trust business were more than offset by higher expense levels due to higher bonus accruals and the inclusion of IAM.

  The operating profit before tax was up 17.0% to EUR 193 mln. The efficiency ratio improved by 2.3 percentage points to 66.3%.

  The effective tax rate increased from 18.8% to 23.3% due to the lower level of tax-exempted gains.

  Profit for the period increased by 10.4% to EUR 148 mln.

Third quarter 2006 compared with second quarter 2006

  Total operating income increased by 4.9% to EUR 194 mln. The 8.9% decrease in commission income due to lower performance fees in the third quarter was seasonal and was more than compensated by the rise in other operating income.

  Total operating expenses increased 7.3% to EUR 133 mln mainly due to higher staff costs.

  The operating profit before taxes remained stable at EUR 61 mln. The efficiency ratio went up by 1.6 percentage points to 68.6%.

  The effective tax rate was down 14.8 percentage points to 18.0% as a result of higher tax-exempted gains and a release of tax liabilities in the US.

  Profit for the period increased by 22.0% to EUR 50 mln.

Recent developments

As at 30 September 2006, AuM amounted to EUR 192.0 bln compared with EUR 179.7 bln at the end of the previous quarter. This change in AuM can be explained by EUR 4.6 bln in net inflows and EUR 6.4 bln market appreciation, along with positive currency effects. Inflows were mainly concentrated in Europe within the equity and fixed income products, while we have seen the reversal of outflows in the US. The AuM figures also include funds under management from the multi-manager and asset management activities of Banque Neuflize OBC. The AuM levels at Artemis, the UK-based specialist in active investment products for retail investors, continued to rise strongly. The asset mix was stable at 42% equities, 43% fixed income and 15% cash and other.

The previously announced sale of the US mutual fund business to Highbury Financial for USD 38.6 mln and the divestment of the domestic asset management business in Taiwan for EUR 68 mln are expected to be finalised in the fourth quarter of this year.

The BU Private Equity
(in millions of euros)	year to date			quarterly

	2006 [1]	2005 [1]	% change	Q3 2006	Q3 2006 [1]	Q2 2006 [1]	% change	Q3 2005 [1]	% change

Net interest income	29	4		(69)	22	1		11	100.0
Net commissions	12	19	(36.8)	6	6	(1)		7	(14.3)
Results from fin. transactions	337	243	38.7	99	88	154	(42.9)	33	166.7
Other operating income	8	4	100.0	(21)	(1)	(11)		(2)
Net sales private equity holdings	0	0		1,366	0	0		0

Total operating income	386	270	43.0	1,381	115	143	(19.6)	49	134.7
Operating expenses	66	90	(26.7)	326	17	14	21.4	41	(58.5)
Goods and materials priv. equity holdings	0	0		945	0	0		0

Total operating expenses	66	90	(26.7)	1,271	17	14	21.4	41	(58.5)
Operating result	320	180	77.8	110	98	129	(24.0)	8
Loan impairment	21	17	23.5	1	1	5		16

Operating profit before tax	299	163	83.4	109	97	124	(21.8)	(8)
Income tax expense	(23)	(19)		15	3	(12)		(2)

Profit for the period	322	182	76.9	94	94	136	(30.9)	(6)

1) all figures exclude the consolidation effect of controlled non-financial investments (see annex 2)

	30 Sep 06	31 Dec 05	% change			30 Jun 06	% change

Staff (fte)	106	109	(2.8)			105	1.0
(in billions of euros)
Risk-weighted assets	2.6	2.7	(3.7)			2.4	8.3

The BU Private Equity operates through two lines of business (LoB): the Buy-out LoB and the Corporate Investments LoB.

The Buy-out LoB acquires, manages and subsequently sells majority-owned (controlling) shareholdings in companies where transactions are structured as leveraged management buy-outs or buy-ins. Buy-out investments are typically only made in mature companies that generate robust cash flows. The Buy-out business comprises the core business of the BU Private Equity and operates through seven teams in Europe and Australia.

The Corporate Investments LoB acquires, manages and sells financial, and in most cases, minority participations in companies where the purpose of the transaction is to provide development and expansion capital on a temporary basis. Financial participations are taken in small and mid-cap later-stage companies, predominantly in the Netherlands.

In the third quarter of 2006, the BU Private Equity made a total EUR 203 mln of new investments. The Buy-out LoB made a total of EUR 172 mln of new investments including investments in Volution (UK, Construction), Douglas Hanson (US, Manufacturing, add-on to Loparex, Sweden) and Amtico (UK, Manufacturing). The Corporate Investments LoB invested EUR 31 mln, including investments in Kiwa (NL, Industrial Services) and Triade (NL, Electronic Wholesale).

A total of EUR 54 mln in proceeds was realised from divestments. The Buy-out LoB divested EUR 33 mln of investments including those in Jessops (UK, Retail). The Corporate Investments LoB divested EUR 21 mln of investments including those in Market XS (NL, Information Technology) and EmeaTel B.V. (NL, Media & Telecom).

As a result of investments, divestments, fair-value changes of EUR 64 mln and currency effects, the value of ABN AMRO’s total portfolio under management by the BU Private Equity increased from EUR 2,238 mln to EUR 2,470 mln. In addition to the Group’s portfolio, EUR 0.3 bln was managed on behalf of third-party investors. Of the total portfolio managed by the BU Private Equity, EUR 2.1 bln was managed by the Buy-out LoB and EUR 0.7 bln by the Corporate Investments LoB.

Under IFRS, the income statements and the balance sheets of companies in which the Group has a controlling interest are consolidated. Any profit or loss of the companies is consolidated, while any profit or loss made on the ultimate divestment of the shares in the companies is recognised at the time of such a sale. The majority of the portfolio that is managed by the Buy-out LoB falls into this category.

Minority-owned participations are not consolidated under IFRS. Instead, the realised and unrealised fair-market value changes of the participations are reported as results from financial transactions. At the end of each quarter, the fair-market value of these financial participations is determined and changes in the fair-market value as assessed at the end of the previous quarter are recognised in the Group’s profit and loss accounts of that quarter.

Please note that the analysis below is based on figures excluding the consolidation effect of controlled investments, whereby uncontrolled investments are held at fair-market value and controlled investments are held at such investment's net asset value plus goodwill.

First nine months 2006 compared with first nine months 2005

  Total operating income increased by 43.0% to EUR 386 mln, mainly resulting from higher results from divested investments and higher net interest income.

  Total operating expenses declined from EUR 90 mln to EUR 66 mln. This was mainly caused by lower Group charges and lower goodwill impairment.

  Provisions increased by EUR 4 mln.

  Profit for the period increased by 76.9% from EUR 182 mln to EUR 322 mln.

Third quarter 2006 compared with second quarter 2006

  Total operating income decreased by 19.6% to EUR 115 mln. The decrease was primarily driven by substantially lower results from financial transactions on the back of a very strong second quarter, partly offset by higher interest income.

  Total operating expenses increased by EUR 3 mln to EUR 17 mln. This increase is mainly due to higher deal-related costs.

  Provisions decreased by EUR 4 mln to EUR 1 mln.

  Tax of EUR 3 mln was EUR 15 mln higher than in the previous period. This increase is primarily due to higher taxable interest income and lower provisions on loans.

  Profit for the period decreased by 30.9% to EUR 94 mln.

Group Functions, including Group Services
(in millions of euros)	year to date			quarterly

	2006	2005	% change	Q3 2006	Q2 2006	% change	Q3 2005	% change

Net interest income	(183)	(136)		(121)	(58)		(83)
Net commissions	95	64	48.4	56	15		37	51.4
Net trading income	21	100	(79.0)	(112)	55		26
Results from fin. transactions	136	521	(73.9)	137	(11)		204
Results from equity holdings	47	108	(56.5)	23	19	21.1	27	(14.8)
Other operating income	451	4		232	205	13.2	4

Total operating income	567	661	(14.2)	215	225	(4.4)	215	0.0
Total operating expenses	340	276	23.2	131	104	26.0	81	61.7

Operating result	227	385	(41.0)	84	121	(30.6)	134	(37.3)
Loan impairment	64	6		71	(7)		31	129.0

Operating profit before tax	163	379	(57.0)	13	128	(89.8)	103	(87.4)
Income tax expense	(142)	81		(54)	(90)		15

Profit for the period	305	298	2.3	67	218	(69.3)	88	(23.9)

	30 Sep 06	31 Dec 05	% change		30 Jun 06	% change

Staff (fte)	4,550	4,126	10.3		4,863	(6.4)
(in billions of euros)
Total assets	75.3	83.3	(9.6)		79.9	(5.8)
Risk-weighted assets	(0.9)	7.1			6.0

Please note that as from 1 January 2006, Group Functions includes the results from the former Group Functions and non client-related former WCS activities (proprietary trading and futures).

Please note that the comparison below is impacted by the gain on the sale of our 40% stake in K&H Bank (second quarter 2006, EUR 208 mln gross and net), the gain on the sale of our Futures business (third quarter 2006, EUR 229 mln gross and EUR 190 mln net) and the impairment for an exposure in the Futures business (third quarter 2006, EUR 72 mln gross and EUR 51 mln net). The Futures business has now been sold to UBS.

In the first nine months of 2006, the Futures business contributed EUR 163 mln in operating income and EUR 139 mln in operating expenses.

First nine months 2006 compared with first nine months 2005

  Total operating income decreased by EUR 94 mln to EUR 567 mln. Excluding the gain on the sale of our stake in K&H Bank and the gain on the sale of the Futures business, operating income decreased by EUR 531 mln to EUR 130 mln. The fall can be explained by lower Asset & Liability Management (ALM) income, lower proprietary trading results and a lower contribution from our equity stakes. The lower contribution of our stakes can be explained by the absence of the contribution of our stake in Banca Antonveneta in Group Functions (following full consolidation in 2006), and by negative adjustments in the first quarter of 2006 related to the fourth quarter 2005 Banca Antonveneta results.

  Total operating expenses increased by EUR 64 mln to EUR 340 mln.

  The operating result decreased by EUR 158 mln to EUR 227 mln.

  Provisions increased by EUR 58 mln due to the Futures provision.

  Taxes declined by EUR 223 mln to a release of EUR 142 mln, due to a large tax credit and the tax- exempt gain on the sale of our stake in K&H Bank.

  Profit for the period increased by EUR 7 mln to EUR 305 mln.

Third quarter 2006 compared with second quarter 2006

  Total operating income decreased by EUR 10 mln to EUR 215 mln. Excluding the gain on the sale of our stake in K&H Bank in the second quarter and the gain on the sale of the Futures business in the third quarter, the operating income decreased by EUR 31 mln, mainly due to lower proprietary trading results.

  Total operating expenses increased by EUR 27 mln, mainly due to higher staff costs.

  The operating result decreased by EUR 37 mln to EUR 84 mln.

  Provisions increased by EUR 78 mln due to the futures provision.

  Taxes decreased by EUR 36 mln, mainly due to a large tax credit.

  Profit for the period decreased by EUR 151 mln to EUR 67 mln.

The BU Global Markets
(in millions of euros)	year to date			year to date *

	2006	2005	% change	2006	2005	% change

Net interest income	47	267	(82.4)	94	300	(68.7)
Net commissions	907	659	37.6	838	589	42.3
Net trading income	2,069	1,283	61.3	1,839	1,063	73.0
Results from fin. transactions	76	301	(74.8)	94	318	(70.4)
Other operating income	220	1		220	0

Total operating income	3,319	2,511	32.2	3,085	2,270	35.9
Total operating expenses	2,471	2,262	9.2	2,353	2,116	11.2

Operating result	848	249	240.6	732	154
Loan impairment	79	(9)		77	(9)

Operating profit before tax	769	258	198.1	655	163
Income tax expense	199	7		163	(23)

Profit for the period	570	251	127.1	492	186	164.5

Efficiency ratio	74.5%	90.1%		76.3%	93.2%

* Excluding Regional Treasury and other activities that have been transferred to the GM business in the course of this year

The product BU Global Markets includes the sales and trading (equity, fixed income and foreign exchange), structured lending and Fixed Income Capital Market (FICM) revenues from the former WCS, which are reported in the regional Client BUs and in the BU Global Clients, as well as the proprietary trading and futures revenues, which are reported in Group Functions.

The 2005 and 2006 results and analysis are presented excluding and including the regional Treasury activities previously not reported in the BU Global Markets results (even though they were the responsibility of the BU Global Markets). The regional Treasury businesses sell Global Markets products to the regional commercial clients. The analysis below is based on the Global Markets results excluding these activities as the communicated target of a 5 percentage point improvement in the efficiency ratio in 2006 did not include these regional Treasury activities.

The BU Global Markets groups its products into Equities, Financial Markets, Fixed Income Capital Markets, and Structured Lending. Financial Markets covers macro products (rates and foreign exchange), credit and alternatives, and local markets.

First nine months 2006 compared with first nine months 2005

The year-to-date comparison is impacted by the Services restructuring charge (EUR 50 mln gross, EUR 38 mln net), booked in the second quarter of 2006, and the gain on the sale of the Futures business (EUR 229 mln gross, EUR 190 mln net) and the provision related to the exposure in the Futures business (EUR 72 mln gross, EUR 51 mln net) both booked in the third quarter of 2006.

  Total operating income increased by 35.9%. Excluding the gain on the sale of the futures business, total operating income was up 25.8% as revenues across all product groups were higher, with the exception of proprietary trading. This increase was driven by a combination of greater penetration of the target client segments and broadly favourable market conditions.

  Equities in particular continued to benefit from the realignment of the business over 2005, which resulted in a strong increase in revenues. Both Structured Lending and FICM saw strong client-led deal flow in 2006, particularly in leveraged finance (part of Structured Lending) and structured capital (part of FICM), contributing to a year-on-year improvement for both product groups.

  Total operating expenses increased by 11.2%. Excluding the Services restructuring charge, operating expenses went up by 8.9% as a result of continued investments in the Structured Derivatives programme and increased costs for Basel II and compliance as well as higher bonus accruals on the back of increased revenues.

  The operating result improved by EUR 578 mln to EUR 732 mln. Excluding the gain on the sale of the Futures activities and the restructuring charge, the operating result improved by EUR 399 mln to EUR 553 mln and the efficiency ratio improved from 93.2% to 80.6%. The BU Global Markets is fully on track to meet and beat the commitment given of a 5 percentage point improvement in the efficiency ratio for 2006, excluding the gain on the sale of the Futures activities and the regional Treasury activities and including the restructuring charge.

  Provisions increased by EUR 86 mln due to the futures provision.

  Taxes increased by EUR 186 mln to EUR 163 mln.

  Profit for the period went up from EUR 186 mln to EUR 492 mln. Excluding the restructuring charge, the gain on the sale of the Futures activities and the futures provision, profit for the period increased from EUR 186 mln to EUR 391 mln.

Recent developments

Throughout 2006, the BU Global Markets has built momentum across all lines of business and is on track to beat the objective of a 5 percentage point improvement in its efficiency ratio for 2006. We will accelerate the improvement in the efficiency ratio so far achieved in 2006, by focusing on continued revenue growth through deeper penetration of regional clients in selected markets and increased focus on the Financial Institutions (mainly banks and insurance companies) client group. In addition, we will be more selective about what products and services we offer and where, and we will discontinue marginal operations, which will improve the efficiency of our product delivery. This approach is evidenced by the recent sale of the Futures business and the withdrawal from US Treasury primary dealer activities. In addition we closed our European and North American Infrastructure Capital businesses, stopped High-Grade Credit Research, stopped Australian Property Trust distribution, exited Structured Lending agency business, closed Equity Foreign Arbitrage groups (Paris), integrated Alfred Berg and focused Scandinavian equities in three rather than four locations. Further participation choices can be expected. This will lead to an efficiency ratio of 75% over 2007. This includes the results from regional Treasury activities that were already managed by Global Markets, but not reported in Global Markets until this quarter. The BU Global Markets will continue to invest in areas of particular product strength (for example the Private Investor Product franchise) or in support of growing areas of client demand (structured products).

Annex 1

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Annex 2

Use of non-GAAP financial measures

Constant foreign exchange rates

Throughout the discussion of the operating results in the press release, the financial results and performance compared to the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of ’constant foreign exchange rates’ or ‘local currency’. Both ’constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and is a non-GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. ’Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our BUs North America and Latin America in US dollar and Brazilian real into euros, as well as the various currencies making up BU Asia. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognise that these measures should not be used in isolation and, accordingly, we begin our analysis in the press release on the performance of the bank and of the BUs with the comparable GAAP actual growth measures that reflect all the factors that affect our business. We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended 31 December 2005, are multiplied by the average monthly exchange rates of 2004 to compare with the results of the 2004 on a constant basis.

Consolidation effect controlled non-financial investments

IAS 27 requires the consolidation of private equity investments over which we have control, including non-financial investments managed as private equity investments. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in different types of business other than the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations.

In the presentation of our the tables in this press release, in order to understand our performance, we have removed the effects of a line-by-line consolidation in the income statement of the private equity holdings of our Business Unit Private Equity. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. Similarly, in the presentation of our consolidated results of operations and in the segment discussion of our Business Unit Private Equity, we have removed the effects of consolidation of our private equity holdings from the various line items of the income statement and classified only the net operating profit of these investments under ‘Results from financial transactions’. The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable GAAP measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects in this Annex.

The following table provides an overview of the income statement reconciliation of the non-GAAP financial measure ‘Group excluding consolidation effect’ to ’Group including consolidation effect’, the latter being fully compliant with IFRS.

Reconciliation of income statement to Group income statement including consolidation of consolidated non-financial investments

	first nine months 2006			first nine months 2005

(in millions of euros)	Group (excl. cons. effect)	cons. effect	Group (incl. cons. effect)	Group (excl. cons. effect)	cons. effect	Group (incl. cons. effect)

Net interest income	8,401	(247)	8,154	6,986	(138)	6,848
Net commissions	4,530	0	4,530	3,464	0	3,464
Net trading income	2,196	(3)	2,193	1,729	1	1,730
Result from financial transactions	749	12	761	995	(28)	967
Result from equity participations	173	0	173	229	0	229
Other operating income	1,453	0	1,453	1,186	13	1,199
Net sales private equity holdings	0	4,000	4,000	0	2,452	2,452

Total operating income	17,502	3,762	21,264	14,589	2,300	16,889
Operating expenses	12,024	919	12,943	9,990	561	10,551
Goods & materials private equity holdings	0	2,800	2,800	0	1,715	1,715

Total operating expenses	12,024	3,719	15,743	9,990	2,276	12,266
Operating result	5,478	43	5,521	4,599	24	4,623
Loan impairment	1,364	0	1,364	361	0	361

Operating profit before tax	4,114	43	4,157	4,238	24	4,262
Income tax expense	720	43	763	1,116	24	1,140

Profit for the period	3,394	0	3,394	3,122	0	3,122

UNAUDITED

Annex 3

ABN AMRO Holding N.V.

Interim Financial Report for the nine months
ended 30 September 2006

UNAUDITED

Consolidated income statement for the 9 months ended 30 September / 3 months ended 30 September

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

	(in millions of euros)		(in millions of euros)
Net interest income [4]	8,154	6,848	2,641	2,430
Net fee and commission income [5]	4,530	3,464	1,582	1,271
Net trading income [6]	2,193	1,730	682	542
Results from financial transactions [7]	761	967	375	341
Share of result in equity accounted investments [17]	173	229	46	68
Other operating income [8]	1,453	1,199	592	592
Income of consolidated private equity holdings [23]	4,000	2,452	1,366	895

Operating income	21,264	16,889	7,284	6,139

Personnel expenses [9]	6,547	5,670	2,249	2,008
General and administrative expenses	5,395	4,143	1,767	1,411
Depreciation and amortisation	1,001	738	355	267
Goods and materials of consolidated private equity
holdings [23]	2,800	1,715	945	622

Operating expenses	15,743	12,266	5,316	4,308

Loan impairment and other credit risk provisions [16]	1,364	361	603	200

Total expenses	17,107	12,627	5,919	4,508

Operating profit before tax	4,157	4,262	1,365	1,631
Income tax expense [10]	763	1,140	223	423

Profit for the period	3,394	3,122	1,142	1,208

Attributable to:
Shareholders of the parent company	3,356	3,086	1,137	1,204
Minority interests	38	36	5	4

Earnings per share attributable to the shareholders of the
parent company (in euros) [11]
Basic	1.78	1.73	0.60	0.65
Diluted	1.77	1.73	0.59	0.65

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated balance sheet at 30 September 2006

	30 September 2006	31 December 2005

	(in millions of euros)
Assets
Cash and balances at central banks	13,276	16,657
Financial assets held for trading [12]	203,657	202,055
Financial investments [13]	132,086	123,774
Loans and receivables — banks [14]	130,026	108,635
Loans and receivables — customers [15]	448,078	380,248
Equity accounted investments [17]	1,309	2,993
Property and equipment	6,252	8,110
Goodwill and other intangible assets [18]	11,500	5,168
Assets of businesses held for sale	14,613	-
Accrued income and prepaid expenses	9,144	7,614
Other assets	29,103	25,550

Total assets	999,044	880,804

Liabilities
Financial liabilities held for trading [12]	151,256	148,588
Due to banks	201,405	167,821
Due to customers	364,410	317,083
Issued debt securities [19]	192,020	170,619
Provisions	10,172	6,411
Liabilities of businesses held for sale	4,358	-
Accrued expenses and deferred income	10,913	8,335
Other liabilities	18,317	18,723

Total liabilities (excluding subordinated liabilities)	952,851	837,580
Subordinated liabilities [20]	20,353	19,072

Total liabilities	973,204	856,652

Equity
Share capital	1,085	1,069
Share premium	5,219	5,269
Retained earnings	17,265	15,237
Treasury shares	(670)	(600)
Net gains not recognised in the income statement	814	1,246

Equity attributable to shareholders of the parent company	23,713	22,221
Equity attributable to minority interests	2,127	1,931

Total equity	25,840	24,152

Total equity and liabilities	999,044	880,804

Credit related contingent liabilities [21]	51,082	46,021
Committed credit facilities [21]	138,433	141,010

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated statement of changes in equity for the 9 months ended 30 September

	2006	2005

	(in millions of euros)
Share capital
Balance at 1 January	1,069	954
Issuance of shares	-	82
Dividends paid in shares	16	33

Balance at 30 September	1,085	1,069

Share premium
Balance at 1 January	5,269	2,604
Issuance of shares	-	2,611
Share-based payments	85	48
Dividends paid in shares	(135)	(33)

Balance at 30 September	5,219	5,230

Retained earnings
Balance at 1 January	15,237	11,580
Profit attributable to shareholders of the parent company	3,356	3,086
Cash dividends paid	(807)	(658)
Dividends paid in shares	(656)	-
Other	135	(57)

Balance at 30 September	17,265	13,951

Treasury shares
Balance at 1 January	(600)	(632)
Share buy back	(1,024)	-
Utilisation for dividends paid in shares	832	-
Utilisation for exercise of options and performance share plans	122	5

Balance at 30 September	(670)	(627)

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	842	(238)
Transfer to income statement relating to disposals	(7)	(16)
Currency translation differences	(202)	1,124

Subtotal — Balance at 30 September	633	870

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	1,199	830
Net unrealised gains/(losses)	(342)	646
Net gains reclassified to the income statement	(374)	(184)

Subtotal — Balance at 30 September	483	1,292

Cash flow hedging reserve
Balance at 1 January	(795)	(283)
Net unrealised gains/(losses)	656	(496)
Net losses/(gains) reclassified to the income statement	(163)	(89)

Subtotal — Balance at 30 September	(302)	(868)

Net gains/(losses) not recognised in the income statement at 30 September	814	1,294

Equity attributable to shareholders of the parent company at 30 September	23,713	20,917

UNAUDITED

Consolidated Statement of changes in equity for the 9 months ended 30 September continued

	2006	2005

	(in millions of euros)
Minority interests
Balance at 1 January	1,931	1,737
Additions	209	209
Acquisitions/disposals	10	(137)
Profit attributable to minority interests	38	36
Currency translation differences	(22)	136
Other movements	(39)	1

Equity attributable to minority interests at 30 September	2,127	1,982

Total equity at 30 September	25,840	22,899

UNAUDITED

Consolidated Cash Flow Statement for 9 months ended 30 September

	9 months ended 30 September 2006	9 months ended 30 September 2005

	(in millions of euros)
Cash flows from operating activities	6,774	(8,506)
Cash flows from investing activities	(19,356)	(15,149)
Cash flow from financing activities	11,825	29,752

Movement in cash and cash equivalents	(757)	6,097
Cash and cash equivalents at 1 January	6,043	8,603
Currency translation differences	234	870

Cash and cash equivalents at 30 September	5,520	15,570

	30 September 2006	30 September 2005

Determination of cash and cash equivalents:
Cash and balances at central banks	12,975	20,285
Loans and receivables – banks	8,332	6,223
Due to banks	(15,787)	(10,938)

Cash and cash equivalents	5,520	15,570

UNAUDITED

Notes to the Consolidated Income Statement and Balance Sheet

(unless otherwise stated, all amounts are in millions of euros)

1     Basis of presentation

This interim report for the nine months ended 30 September 2006 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2005 as included in the Annual Report 2005. ABN AMRO’s 2005 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly the accounting policies applied by the Group also comply fully with IFRS. In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2005. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial report is unaudited.

2     Developments

Main acquisitions and disposals

Banca Antonveneta

During 2005, the Group increased its interest in Banca Antonveneta from 12.7% to 29.9%. On 2 January 2006 the Group further increased its interest in Banca Antonveneta from 29.9% to 55.8% following the purchase of 79.9 million shares of Banca Antonveneta from Banca Popolare Italiana. This increase gave the Group a controlling interest in Banca Antonveneta as from 2 January 2006, the acquisition date of the business combination.

On 26 February 2006, the Group published the offering document for the cash offer, in accordance with Italian law, for all remaining ordinary shares in Banca Antonveneta. The offering period, at a price of EUR 26.50, started on 27 February 2006 and ended on 31 March 2006, as agreed with the Italian stock exchange Borsa Italiana. Following further purchases of shares in the open market and the exercise of our right to acquire the remaining shares, as at 30 September 2006, ABN AMRO’s interest in Banca Antonveneta is 100% of its outstanding share capital.

Total goodwill arising from the acquisition of Banca Antonveneta amounts to EUR 4,330 million.

The impact of consolidation of Banca Antonveneta in the figures of ABN AMRO Holding N.V. as at 30 September 2006 can be summarised as follows:

Income statement	9 months ended 30 September 2006

Operating income	1,488
Operating expenses	956
Loan impairment and other credit risk provisions	269

Operating profit before tax	263
Income tax expense	158

Profit for the period	105

UNAUDITED

Balance sheet	30 September 2006

Loans and receivables - banks	2,884
Loans and receivables - customers	37,532
Sundry assets	8,708

Operating profit before tax	49,124

Due to banks	10,374
Due to customers	18,235
Issued debt securities	10,419
Sundry liabilities	6,603

Total liabilities	45,631

Where we have not further explained significant movements in balances in the notes hereafter, these movements are caused by the inclusion of Banca Antonveneta in the consolidated figures.

Sale of Bouwfonds non-mortgage

On 31 July 2006, ABN AMRO announced that it intends to sell the property and asset management activities of its Bouwfonds subsidiary to Rabobank for EUR 845 million. The transaction concerns Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding. Furthermore, ABN AMRO signed an agreement with SNS Bank for the sale of Bouwfonds Property Finance for a total consideration of EUR 810 million. Both transactions are subject to the approval of the relevant supervisory and competition authorities and works councils and are expected to close before the end of the year. After provisioning for remaining risks and costs related to both transactions, ABN AMRO expects to book a net gain on the sale of approximately EUR 350 million. ABN AMRO will continue to report Bouwfonds-non mortgage in its profit and loss account until completion of the transactions. The impact of these results will be deducted from the final book gain, after completion. The RWA for Bouwfonds non-mortgage at the end of the third quarter amounted to EUR 12.5 billion. The assets and liabilities of Bouwfonds non-mortgage are presented on the balance sheet as held for sale.

Kereskedelmi és Hitelbank Rt

In May 2006, ABN AMRO completed the sale of its 40% participation in Kereskedelmi és Hitelbank Rt (K&H) of Hungary, as announced in December 2005, for a consideration of EUR 510 million to KBC Bank (Belgium). The profit recorded on the sale included in other operating income is EUR 208 million.

Global Futures business

In May 2006, ABN AMRO announced the agreement to sell the Global Futures business for an initial consideration, subject to meeting certain closing conditions, of USD 386 million. Closing of the sale took place 30 September 2006. The net profit on the sale amounts to EUR 190 million.

Banco ABN AMRO Real

On 20 September, ABN AMRO exercised its right to call Banca Intesa's remaining 3.86% holding in Banco ABN AMRO Real. ABN AMRO paid EUR 233 mln in cash to Banca Intesa for these shares. ABN AMRO now owns 100% of the shares in Banco ABN AMRO Real.

UNAUDITED

Restructuring activities

ABN AMRO has identified new opportunities to create further value by driving synergies across the bank's operations community globally and by further aligning its IT areas which have led to restructuring costs in the second quarter. The new Group structure (effective 1 January 2006) provides new opportunities for establishing shared services with respect to Services Operations and IT alignment.

Services Operations initiative

The Operations organisation is responsible for the bank's internal services such as transaction processing, clearing and settlement. The Services Operations initiative brings together a portfolio of projects, covering the whole scope of the global banking operations and improving the efficiency of the internal processes. The initiative will be implemented over a three-year timeframe (2006-2008) and will result in expected annual cost savings of EUR 80 million (as of 2008). Out of a total of 22,000 Services Operations staff globally, approximately 2,400 full-time equivalents (FTEs) will be impacted over the course of the three years. The initiative will mainly impact operations in The Netherlands, United States, Brazil and United Kingdom. Over the same period, almost 900 FTEs will be recruited in lower cost locations, primarily in India. Therefore, the net global reduction in staff will be approximately 1,500 FTEs.

IT alignment

ABN AMRO will now further align all IT areas within the bank to the global Services IT model previously established. All sourcings will be brought under a single governance structure, supported by a multi-vendor operating model. In Europe, the IT alignment will primarily have consequences for the IT-related activities in the UK. This will happen through consolidation of infrastructure estate and further offshoring of application development. It will also lead to a significant reduction in contractors and consultants. As a result of this alignment the bank expects to realise EUR 70 million annual net savings by 2008.

Provisions

Restructuring costs have been recognised in the second quarter in respect of the Service Operations initiative and the IT alignment for an amount of EUR 108 million and EUR 29 million respectively. A review performed on restructuring provisions established in prior years has led to a release of EUR 53 million in the second quarter and EUR 11 million in the third quarter.

3     Segment reporting

Segment information is presented in respect of the Group’s business. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

Measurement of segment income and results is based on the Group’s accounting policies. Segment income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

Business segments

Netherlands

BU Netherlands comprises the former C&CC (Consumer & Commercial Clients) BU Netherlands and the commercial clients from the former WCS (Wholesale Clients) business in The Netherlands. BU Netherlands serves almost five million clients, including consumer, small to medium-sized enterprises (SME), corporate clients and wholesale clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services through its multi-channel service model existing of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BUNetherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities. The non-mortgage activities of Bouwfonds are to be sold.

Europe (including Banca Antonveneta)

BU Europe is present in 28 countries and has clients based in Europe (excluding the Netherlands), Russia, Kazakhstan, Uzbekistan and Africa. The BU serves two client bases: the commercial clients formerly served by WCS (excluding the clients served by the BU Global Clients) and consumer clients formerly served by New Growth Markets.

North America

BU North America comprises the former C&CC BU NA and the commercial clients from the former WCS business in the United States and Canada. The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions and municipalities. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US.

UNAUDITED

BU North America’s mortgage business provides a strong presence across the US, doing business in all 50 states through an extensive broker network and its mortgage.com website.

Latin America

BU Latin America comprises the former BU Brazil and the commercial clients from the former WCS business in Latin America. It has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco ABN AMRO Real in Brazil representing the majority of the operations. In Brazil, Banco ABN AMRO Real is one of the four largest privately-owned retail and commercial banks, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing nationwide.

Asia

BU Asia comprises the former New Growth Markets businesses in Asia and the former WCS Asia activities, excluding the clients that are included in BU Global Clients. The BU Asia offers financial services for consumer and commercial clients in 16 countries and territories in Asia. Through its personal banking business, the bank serves over 3.2 million individual clients in offering them consumer finance, credit cards and its unique Van Gogh Preferred Banking concept. Through timely and viable banking solutions such as trade finance, business loans, credit facilities and cash management, it helps small to medium-sized businesses improve profitability, enhances cash flow, boosts overall business efficiency and capitalises on new opportunities.

Global Clients

BU Global Clients comprises a select group of multinational corporations in four industry groups, namely: Financial Institutions and Public Sector (FIPS); Technology; Media and Telecommunications (TMT); Energy & Resources (including Oil and Gas, Power and Utilities, Metals and Mining, and Healthcare and Chemicals) and Global Industries (including Automotive, Consumer and Global Industrials).

Private Clients

BU Private Clients offers private banking services to wealthy individuals and families with investable assets of EUR 1 illion or more. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in The Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.

Asset Management

Our asset management business operates in more than 20 countries across Europe, the Americas, Asia and Australia. Global portfolio management centres are located in six cities: Amsterdam, Atlanta, Chicago, Hong Kong, London and Singapore. Asset Management offers investment products in all major regions and asset classes. Its investment philosophy is characterised by an internationally coordinated investment process and well-monitored risk management.

Asset Management’s products for institutional clients such as central banks, pension funds, insurance companies and leading charities are distributed directly. Funds for private investors are distributed through our consumer and private banking arms, as well as via third party distributors. Asset Management’s institutional client business represents slightly more than half of the assets managed. Retail and third party clients account for a further 30%, and the remainder of the assets managed are in discretionary portfolios managed for Private Clients.

Private Equity

Private Equity acquires, manages and subsequently sells both majority-owned (controlling) shareholdings in companies where transactions are structured as leveraged management buy-outs or buy-ins as well as minority participations in companies in order to provide development and expansion capital on a temporary basis. Both types of transactions are initiated with a view to selling at a profit.

Group Functions, including Group Services

Group Functions provide guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation, and binds the Group together in both an operational and cultural sense. Group Functions performs services for the Group that have been centralised and/or are shared across the Group. Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risk of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio and Global Futures business and records any related profits or losses.

UNAUDITED

Business segment information – for the 9 months ended 30 September 2006

	Nether- lands	Europe	North America	Latin America	Asia	Global Clients

Net interest income	2,399	953	1,842	2,182	380	403
Net fee and commission income	574	626	557	347	382	910
Net trading income	398	789	179	138	234	380
Result from financial transactions	1	76	111	19	12	22
Share of result in equity accounted
investments	28	2	3	44	46	-
Other operating income	476	82	307	33	27	(9)
Income of consolidated private equity
holdings	-	-	-	-	-	-

Operating income	3,876	2,528	2,999	2,763	1,081	1,706
Operating expenses	2,537	2,014	2,027	1,642	799	1,484
Loan impairment and other credit risk
provisions	263	267	29	563	140	(24)

Total expenses	2,800	2,281	2,056	2,205	939	1,460

Operating profit before taxes	1,076	247	943	558	142	246
Income tax expense	311	203	94	97	62	(5)

Profit for the period	765	44	849	461	80	251

		Private Clients	Asset Manage- ment	Private Equity	GF / GS	Total Group

Net interest income		411	(15)	(218)	(183)	8,154
Net fee and commission income		501	526	12	95	4,530
Net trading income		54	(3)	3	21	2,193
Result from financial transactions		3	32	349	136	761
Share of result in equity accounted investments		2	1	-	47	173
Other operating income		53	31	2	451	1,453
Income of consolidated private equity holdings		-	-	4,000	-	4,000

Operating income		1,024	572	4,148	567	21,264
Operating expenses		736	379	3,785	340	15,743
Loan impairment and other credit risk provisions		41	-	21	64	1,364

Total expenses		777	379	3,806	404	17,107

Operating profit before taxes		247	193	342	163	4,157
Income tax expense		78	45	20	(142)	763

Profit for the period		169	148	322	305	3,394

UNAUDITED

Business segment information – for the 9 months ended 30 September 2005

	Nether- lands	Europe	North America	Latin America	Asia	Global Clients

Net interest income	2,611	(65)	1,707	1,527	441	496
Net fee and commission income	582	205	551	261	290	622
Net trading income	284	628	132	(10)	109	442
Result from financial transactions	6	(6)	97	49	(7)	33
Share of result in equity accounted
investments	20	-	2	30	48	-
Other operating income	361	46	301	347	28	9
Income of consolidated private equity
holdings	-	-	-	-	-	-

Operating income	3,864	808	2,790	2,204	909	1,602
Operating expenses	2,671	882	1,789	1,262	655	1,319
Loan impairment and other credit risk
provisions	215	3	(71)	224	9	(57)

Total expenses	2,886	885	1,718	1,486	664	1,262

Operating profit before taxes	978	(77)	1,072	718	245	340
Income tax expense	302	5	260	257	69	70

Profit for the period	676	(82)	812	461	176	270

		Private Clients	Asset Manage- ment	Private Equity	GF / GS	Total Group

Net interest income		396	5	(134)	(136)	6,848
Net fee and commission income		438	432	19	64	3,464
Net trading income		31	12	2	100	1,730
Result from financial transactions		7	52	215	521	967
Share of result in equity accounted investments		1	20	-	108	229
Other operating income		83	4	16	4	1,199
Income of consolidated private equity holdings		-	-	2,452	-	2,452

Operating income		956	525	2,570	661	16,889
Operating expenses		686	360	2,366	276	12,266
Loan impairment and other credit risk provisions		15	-	17	6	361

Total expenses		701	360	2,383	282	12,627

Operating profit before taxes		255	165	187	379	4,262
Income tax expense		60	31	5	81	1,140

Profit for the period		195	134	182	298	3,122

UNAUDITED

Business segment information – for the 3 months ended 30 September 2006

	Nether- lands	Europe	North America	Latin America	Asia	Global Clients

Net interest income	759	308	633	752	142	113
Net fee and commission income	154	211	194	116	153	372
Net trading income	115	432	47	57	49	87
Result from financial transactions	-	20	44	14	3	27
Share of result in equity accounted
investments	9	2	-	8	2	-
Other operating income	197	31	122	3	8	(3)
Income of consolidated private equity
holdings	-	-	-	-	-	-

Operating income	1,234	1,004	1,040	950	357	596
Operating expenses	815	684	666	573	271	527
Loan impairment and other credit risk
provisions	83	216	4	181	52	(19)

Total expenses	898	900	670	754	323	508

Operating profit before taxes	336	104	370	196	34	88
Income tax expense	95	48	46	18	25	1

Profit for the period	241	56	324	178	9	87

		Private Clients	Asset Manage- ment	Private Equity	GF / GS	Total Group

Net interest income		129	(5)	(69)	(121)	2,641
Net fee and commission income		147	173	6	56	1,582
Net trading income		16	(7)	(2)	(112)	682
Result from financial transactions		-	31	99	137	375
Share of result in equity accounted investments		1	1	-	23	46
Other operating income		20	1	(19)	232	592
Income of consolidated private equity holdings		-	-	1,366	-	1,366

Operating income		313	194	1,381	215	7,284
Operating expenses		245	133	1,271	131	5,316
Loan impairment and other credit risk provisions		14	-	1	71	603

Total expenses		259	133	1,272	202	5,919

Operating profit before taxes		54	61	109	13	1,365
Income tax expense		18	11	15	(54)	223

Profit for the period		36	50	94	67	1,142

UNAUDITED

Business segment information – for the 3 months ended 30 September 2005

	Nether- lands	Europe	North America	Latin America	Asia	Global Clients

Net interest income	901	35	600	581	156	148
Net fee and commission income	245	75	206	105	83	221
Net trading income	77	152	61	6	63	142
Result from financial transactions	6	(17)	40	26	7	32
Share of result in equity accounted
investments	7	2	-	12	19	-
Other operating income	125	1	117	259	24	-
Income of consolidated private equity
holdings	-	-	-	-	-	-

Operating income	1,361	248	1,024	989	352	543
Operating expenses	899	322	590	478	215	476
Loan impairment and other credit risk
provisions	79	26	(46)	86	9	(14)

Total expenses	978	348	544	564	224	462

Operating profit before taxes	383	(100)	480	425	128	81
Income tax expense	120	(8)	139	95	12	24

Profit for the period	263	(92)	341	330	116	57

		Private Clients	Asset Manage- ment	Private Equity	GF / GS	Total Group

Net interest income		134	3	(45)	(83)	2,430
Net fee and commission income		142	150	7	37	1,271
Net trading income		10	5	-	26	542
Result from financial transactions		3	26	14	204	341
Share of result in equity accounted investments		(1)	2	-	27	68
Other operating income		53	-	9	4	592
Income of consolidated private equity holdings		-	-	895	-	895

Operating income		341	186	880	215	6,139
Operating expenses		264	122	861	81	4,308
Loan impairment and other credit risk provisions		13	-	16	31	200

Total expenses		277	122	877	112	4,508

Operating profit before taxes		64	64	3	103	1,631
Income tax expense		6	11	9	15	423

Profit for the period		58	53	(6)	88	1,208

UNAUDITED

4     Net interest income

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Interest income	29,182	21,419	10,317	7,686
Interest expense	21,028	14,571	7,676	5,256

Total	8,154	6,848	2,641	2,430

5 Net fee and commission income

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Fee and commission income
Securities brokerage fees	1,398	1,178	435	417
Payment and transaction services fees	1,637	1,151	549	418
Asset management and trust fees	1,136	835	372	318
Fees generated on financing arrangements	173	106	65	42
Advisory fees	346	216	153	91
Insurance related commissions	129	134	38	40
Guarantee fees	179	161	53	51
Other fees and commissions	371	315	204	131

Subtotal	5,369	4,096	1,869	1,508

Fee and commission expense
Securities brokerage	306	232	105	79
Payment and transaction services	211	115	76	49
Asset management and trust	111	91	35	54
Other fee and commission	211	194	71	55

Subtotal	839	632	287	237

Total	4,530	3,464	1,582	1,271

6 Net trading income

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Securities	546	459	(192)	256
Foreign exchange transactions	593	533	138	158
Derivatives	1,122	722	771	111
Other	(68)	16	(35)	17

Total	2,193	1,730	682	542

7 Results from financial transactions

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Net gain from the disposal of available-for-sale debt securities	435	229	276	(1)
Net gain from the sale of available-for-sale equity investments	69	24	26	4
Dividend on available-for-sale equity investments	50	37	12	11
Net gain on other equity investments	397	283	124	78
Hedging ineffectiveness	50	81	4	12
Other	(240)	313	(67)	237

Total	761	967	375	341

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.

UNAUDITED

8 Other operating income

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Mortgage banking activities (North America)	237	160	102	8
Property development	298	240	94	76
Insurance activities	95	162	21	36
Leasing activities	45	46	20	15
Result on disposal of operating activities and equity accounted
investments	479	308	231	308
Other	299	283	124	149

Total	1,453	1,199	592	592

The result on disposal of operating activities and equity accounted investments includes the profit recorded on the sale of Kereskedelmi és Hitelbank Rt to KBC Bank (Belgium) of EUR 208 million (reflected in the second quarter) and on the sale of futures business to UBS of EUR 229 million (reflected in the third quarter).

Mortgage banking activities income can be analysed as follows:

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Net origination and sale income	19	34	14	11
Loan servicing income and related fees	454	358	151	74
Amortisation of mortgage servicing rights (net of derivative
income)	(164)	(166)	(48)	(54)
Net servicing hedge gains/(losses)	(72)	(66)	(15)	(23)

Total	237	160	102	8

The predominant business practice of our North American mortgage banking business is the origination and subsequent sale of fixed-rate consumer mortgage loans to US government-sponsored entities. In most cases a servicing role is retained.

9 Personnel expenses

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Salaries (including bonuses and allowances)	4,987	4,197	1,765	1,496
Social security expenses	642	560	194	164
Other employee costs	918	913	290	348

Total	6,547	5,670	2,249	2,008

An amount of EUR 65 million reflected in other employee costs, in the nine months ended 30 September 2006, relates to restructuring costs (see Note 2).

Increases compared to previous year in the line Salaries are mainly due to the consolidation of Banca Antonveneta and increased bonus accruals.

10     Income tax expense

The effective tax rate on operating profit for the 9 months ended 30 September 2006 is 18.4% compared to a nominal tax rate in the Netherlands of 29.6% . Over the full year 2005 the effective tax rate was 21.8% . Included in 2006 are tax credits, tax charges due to changes in law (EUR 35 million) and (mainly) tax exempt gains (EUR 827 million), which exceed 2005 levels. The tax credits of EUR 316 million are due to a combination of finalisation of tax returns as well as a fiscal restructuring.

UNAUDITED

11     Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Profit for the period attributable to shareholders of the parent
company	3,356	3,086	1,137	1,204

Weighted average number of ordinary shares outstanding (in
millions)	1,883.8	1,780.0
Dilutive effect of staff options (in millions)	7.4	5.1
Conditional share awards (in millions)	2.2	2.3

Diluted number of ordinary shares (in millions)	1,893.4	1,787.4

Basic earnings per ordinary share (in euros)	1.78	1.73	0.60	0.65
Fully diluted earnings per ordinary share (in euros)	1.77	1.73	0.59	0.65

Number of ordinary shares outstanding (in millions)	1,903.5	1,876.3
Net asset value per ordinary share (in euros)	12.46	11.15
Number of preference shares outstanding (in millions)	1,369.8	1,369.8
Return on average shareholders’ equity *	19.8%	23.4%

* average shareholders’ equity excluding net unrealised gains/(losses) on available-for-sale assets and cash flow hedging reserve not recognised in the income statement.

12     Financial assets and liabilities held for trading

	30 September 2006	31 December 2005

Financial assets held for trading
Interest-earning securities	63,493	62,007
Equity instruments	37,044	34,676
Derivative financial instruments	103,120	105,372

Total	203,657	202,055

Financial liabilities held for trading
Short positions in financial assets	54,106	52,060
Derivative financial instruments	97,150	96,528

Total	151,256	148,588

13 Financial investments

	30 September 2006	31 December 2005

Interest-earning securities available-for-sale	124,028	113,177
Interest-earning securities held-to-maturity	3,718	6,572
Equity investments available-for-sale	2,427	2,337
Equity investments designated at fair value through income	1,913	1,688

Total	132,086	123,774

UNAUDITED

14 Loans and receivables – banks

This item is comprised of amounts due from or deposited with banking institutions.

	30 September 2006	31 December 2005

Current accounts	9,212	5,479
Time deposits placed	12,755	11,613
Professional securities transactions	103,991	87,281
Loans to banks	4,073	4,279

Subtotal	130,031	108,652
Allowances for impairment [16]	(5)	(17)

Total	130,026	108,635

The movements from 31 December 2005 to 30 September 2006 are mainly due to increase in professional securities transactions in the UK and the consolidation of Banca Antonveneta.

15     Loans and receivables – customers

This item is comprised of amounts receivable, mainly regarding loans and mortgages balances with non-bank customers.

	30 September 2006	31 December 2005

Public sector	10,674	7,461
Commercial	172,582	152,411
Consumer	148,034	122,708
Professional securities transactions	95,094	74,724
Multi-seller conduits	25,121	25,931

Subtotal	451,505	383,235

Allowances for impairment [16]	(3,427)	(2,987)

Total	448,078	380,248

The movements from 31 December 2005 to 30 September 2006 are mainly due to the consolidation of Banca Antonveneta, and growth of the portfolio in BU Asia and BU Latin America.

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that the resulting credit risk is mitigated.

UNAUDITED

16     Loan impairment charges and allowances

2006

Balance at 1 January	3,004
Loan impairment charges:
New impairment allowances	2,013
Reversal of impairment allowances no longer required	(530)
Recoveries of amounts previously written off	(119)

Total loan impairment and other credit risk provisions	1,364

Amount recorded in interest income from unwinding of discounting	(38)
Currency translation differences	(32)
Amounts written off (net)	(911)
Disposals of businesses	(29)
Unearned interest accrued on impaired loans	74

Balance at 30 September	3,432

All loans are assessed for potential impairment either individually and/or on a portfolio basis. The allowance for impairment is apportioned as follows:

	30 September 2006	31 December 2005

Commercial loans	1,731	2,146
Consumer loans	1,696	841
Loans to banks	5	17

Total	3,432	3,004

17 Equity accounted investments

	30 September 2006	31 December 2005

Banking institutions	1,238	2,885
Other activities	71	108

Total	1,309	2,993

		2006

Balance at 1 January		2,993
Movements:
• Purchases		56
• Reclassifications		(1,799)
• Sales		(55)
• Share in results		173
• Dividends received		(47)
• Currency translation differences		(27)
• Other		15

Balance at 30 September		1,309

Reclassifications mainly relate to Banca Antonveneta, which has become a consolidated operating entity as of 2 January 2006.

UNAUDITED

18     Goodwill and other intangible assets

	30 September 2006	31 December 2005

Goodwill	4,631	198
Goodwill on private equity	2,455	2,128
Software	915	758
Other intangibles	1,365	99

Subtotal	9,366	3,183
Mortgage servicing rights	2,134	1,985

Total	11,500	5,168

In connection with the acquisition of Banca Antonveneta goodwill increased by EUR 4,330 million and other intangibles, including core deposit, core overdraft and customer relationship intangible assets, increased by EUR 1,194 million.

The preliminary allocation of the purchase price to the assets acquired, including newly identifiable assets resulting from the acquisition, and (contingent) liabilities assumed, using their fair values at the acquisition date and the resulting goodwill is based on provisional fair values of assets acquired and (contingent) liabilities assumed, and may be adjusted during the period up to 31 December 2006 as more information is obtained about these fair values.

19     Issued debt securities

	30 September 2006	31 December 2005

Bonds and notes issued	107,627	90,050
Certificates of deposit and commercial paper	57,079	51,873
Cash notes, savings certificates and bank certificates	2,193	2,657

Subtotal	166,899	144,850
Commercial paper issued by multi-seller conduits	25,121	26,039

Total	192,020	170,619

20     Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

The maturity profile of subordinated liabilities is as follows:

	30 September 2006	31 December 2005

Within one year	1,807	1,156
After one and within two years	811	1,452
After two and within three years	2,166	704
After three and within four years	839	1,550
After four and within five years	27	1,395
After five years	14,703	12,815

Total	20,353	19,072

Total subordinated liabilities include EUR 6,287 million (2005: EUR 5,261 million) which qualify as tier 1 capital for capital adequacy purposes.

UNAUDITED

21 Commitments and contingent liabilities

Loan and banking commitments

The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	30 September 2006	31 December 2005

Contingent liabilities with respect to guarantees granted	45,814	41,536
Contingent liabilities with respect to irrevocable letters of credit	5,268	4,485
Committed credit facilities	138,433	141,010

Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Other contingencies

Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

UNAUDITED

22     Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.

Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting

	30 September 2006	31 December 2005	30 September 2006	31 December 2005

Balance sheet assets (net of provisions):
Cash and balances at central banks	13,276	16,657	491	432
Financial assets held for trading	203,657	202,055	800	548
Financial investments	132,086	123,774	13,661	11,620
Loans and receivables – banks	130,026	108,635	6,407	4,992
Loans and receivables – customers	448,078	380,248	181,817	151,496
Equity accounted investments	1,309	2,993	744	727
Property and equipment	6,252	8,110	4,427	6,638
Goodwill and other intangible assets	11,500	5,168	4,921	4,437
Assets of businesses held for sale	14,613	-	12,485	-
Accrued income and prepaid expenses	9,144	7,614	4,012	2,952
Other assets	29,103	25,550	7,367	8,893

(Sub)total	999,044	880,804	237,132	192,735

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	189,515	187,031	49,231	48,017
Credit equivalent of derivatives			11,493	10,751
Insurance companies and other			171	339

Subtotal			60,895	59,107

Total credit risks			298,027	251,842
Market risk requirements			4,233	6,012

Total risk-weighted assets			302,260	257,854

The following table compares actual capital with that required for supervisory purposes.

	30 September 2006		31 December 2006

	Required	Actual	Required	Actual

Total capital	24,181	32,785	20,628	33,874
Total capital ratio	8.0%	10.85%	8.0%	13.14%

Tier 1 capital	12,090	24,314	10,314	27,382
Tier 1 capital ratio	4.0%	8.04%	4.0%	10.62%

Core tier 1	–	17,755	–	21,828
Core tier 1 ratio	–	5.87%	–	8.47%

UNAUDITED

23 Private equity investments

Private equity investments are either consolidated or held at fair value.

Consolidated private equity holdings

Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities.Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact of consolidating on the income statement these investments is set out in the following table.

	9 months ended 30 September 2006	9 months ended 30 September 2005	3 months ended 30 September 2006	3 months ended 30 September 2005

Income of consolidated private equity holdings	4,000	2,452	1,366	895
Other income included in operating income	(256)	(124)	(95)	(44)

Total operating income of consolidated private equity holdings	3,744	2,328	1,271	851

Goods and material expenses of consolidated private equity holdings	2,800	1,715	945	622
Included in personnel expenses	418	234	143	84
Included in administrative costs	347	236	115	82
Included in depreciation and amortisation	154	91	51	32

Total operating expenses	3,719	2,276	1,254	820

Operating profit before tax of consolidated private equity holdings	25	52	17	31

Goods and material expense includes personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 30 September 2006 were EUR 4,427 million (31 December 2005: EUR 3,477 million) excluding goodwill.

24     Subsequent events

Subsequent to the press release on 31 July 2006, on 10 October ABN AMRO announced that it had signed a sale and purchase agreement for the sale of Bouwfonds Property Finance to SNS Bank for a total consideration of EUR 810 million (refer to Note 2 of this interim financial report).

UNAUDITED

Annex 4

Auditors’ report on review of interim financial information

To the Supervisory Board and Managing Board of ABN AMRO Holding N.V.

Introduction

We have reviewed the accompanying condensed interim financial report consisting of a consolidated balance sheet of ABN AMRO Holding N.V., Amsterdam, The Netherlands (the “Company”) as at 30 September 2006 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the three and nine-month period then ended and condensed explanatory notes (as set out in annex 3, further referred to as interim financial report). Company’s management is responsible for the preparation and fair presentation of this interim financial report accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on these interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial report is not prepared, in all material respects, in accordance with IAS 34.

Amsterdam, 30 October 2006

for Ernst & Young Accountants

V.C. Veger	C.B. Boogaart

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under IFRS

	Nine months ended September 30, 2006	Nine months ended September 30, 2005	Three months ended September 30, 2006	Three months ended June 30, 2006	Three month ended March 31, 2006

		unaudited
		(in EUR millions except ratios)
Excluding Interest on Deposits(1)
Operating Profit before Taxes	4,157	4,262	1,365	1,364	1,428
Add: Fixed Charges	7,202	2,824	2,525	2,359	2,318

Earnings before Taxes and Fixed Charges	11,359	7,086	3,890	3,723	3,746

Fixed Charges	7,202	2,824	2,525	2,359	2,318

Ratio of Earnings to Fixed Charges	1.58	2.51	1.54	1.58	1.62

Including Interest on Deposits(1)
Fixed Charges as above	7,202	2,824	2,525	2,359	2,318
Add: Interest on deposits	13,826	11,129	5,151	4,321	4,354

Total Fixed Charges and Interest on deposits	21,028	13,953	7,676	6,680	6,672

Earnings before Taxes and Fixed Charges	11,359	7,086	3,890	3,723	3,746
Add: Interest on deposits	13,826	11,129	5,151	4,321	4,354

Earnings before Taxes and Fixed Charges and Interest
on deposits	25,185	18,215	9,041	8,044	8,100

Ratio of Earnings to Fixed Charges	1.20	1.31	1.18	1.20	1.21

(1)	Deposits include Banks and Total customer accounts.